UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730
Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

NATIONAL ENERGY SERVICES REUNITED CORP.

REPORT ON FORM 6-K

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2018

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Basis of this Report on Form 6-K

On June 6, 2018, National Energy Services Reunited Corp. (“NESR,” “we,” “our,” “us” or similar terms) acquired all of the issued and outstanding equity interests of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C (“GES” and, together with NPS, the “Subsidiaries”) (collectively, the “Business Combination”). As a result of the Business Combination, NESR is the accounting acquirer for accounting purposes, NPS and GES are acquirees and NPS is determined to be the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting, and the Successor (as defined below) financial statements reflect a new basis of accounting that is based on fair value of net assets acquired. See Note 4, Business combination, to the condensed consolidated interim financial statements included in “Item 1. Financial Statements” for further discussion of the Business Combination.

The historical financial information contained in this report on Form 6-K (this “Report”) includes periods that ended prior to the Business Combination. In this Report, unless we have indicated otherwise, or the context otherwise requires, references to the “Company” for time periods prior to June 6, 2018 refer to NPS, which is the “Predecessor” for accounting purposes, and for the time period from June 7, 2018 through June 30, 2018 refer to NESR and its consolidated subsidiaries, which is the “Successor” for accounting purposes. The financial statements of our Predecessor may not be indicative of the financial results that will be reported by us for periods subsequent to the Business Combination. The information contained in this Report should be read in conjunction with the information contained in our Current Report on Form 8-K filed with the SEC on June 12, 2018 (the “Super 8-K”) and our definitive proxy statement on Schedule 14A filed with the SEC on May 8, 2018 (the “Proxy Statement”).

Financial Information and Currency of Financial Statements

The financial statements included in this Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All references in this Report to “dollars” or “$” are to U.S. dollars, which is the reporting currency of the consolidated financial statements.

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PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Successor (NESR) June 30, 2018	Predecessor (NPS) December 31, 2017
Assets
Current assets
Cash and cash equivalents	36,901	27,545
Accounts receivable	86,764	58,174
Unbilled revenue	94,195	24,167
Inventories	63,503	32,313
Other current assets	32,957	19,656
Total current assets	314,320	161,855

Property, plant and equipment	324,379	264,269
Intangible assets	176,474	10
Goodwill	475,663	182,053
Other assets	10,021	11,385
Total assets	$1,300,857	$619,572

Liabilities and equity
Accounts payable	75,244	25,132
Accrued expenses	62,922	23,324
Current portion of loans and borrowings	16,368	-
Short-term borrowings	118,411	8,773
Other current liabilities	39,909	5,228
Total current liabilities	312,854	62,457

Loans and borrowings	170,890	147,024
Other liabilities	25,095	20,662
Total liabilities	508,839	230,143

Commitments
Equity

Successor preferred shares, no par value; unlimited shares authorized; none issued and outstanding	-	-
Predecessor common stock, par value $1; 370,000,000 shares authorized; 342,250,000 shares issued and outstanding at December 31, 2017	-	342,250
Successor common stock, no par value; unlimited shares authorized; 85,562,769 shares issued and outstanding at June 30, 2018	801,545	-
Predecessor convertible redeemable shares	-	27,750
Additional paid in capital	-	3,345
Retained earnings (accumulated deficit)	(7,362)	18,480
Accumulated other comprehensive (loss) income	-	(436)
Total shareholders’ equity	794,183	391,389
Non-controlling interests	(2,165)	(1,960)
Total equity	792,018	389,429
Total liabilities and equity	$1,300,857	$619,572

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands, except share data)

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	Period from June 7 to June 30, 2018	Period from April 1 to June 6	Period from January 1 to June 6	Period from April 1 to June 30	Period from January 1 to June 30
Revenues	44,986	60,185	137,027	68,589	123,328
Cost of product and services	(37,055)	(46,070)	(104,242)	(50,418)	(92,171)
Gross profit	7,931	14,115	32,785	18,171	31,157
Selling, general and administrative expense	(9,021)	(10,469)	(19,969)	(7,642)	(15,338)
Amortization	(1,536)	(10)	(10)	(73)	(146)
Operating income (loss)	(2,626)	3,636	12,806	10,456	15,673
Interest expense, net	(1,900)	(1,265)	(4,090)	(1,700)	(3,273)
Other (expense) income, net	(468)	271	362	(297)	(188)
Income (loss) before income taxes	(4,994)	2,642	9,078	8,459	12,212
Income taxes	1,029	(1,359)	(2,342)	(1,043)	(1,954)
Net income (loss)	(3,965)	1,283	6,736	7,416	10,258
Net income (loss) attributable to non-controlling interests	(219)	(541)	(881)	(640)	(1,213)
Net income (loss) attributable to shareholders	(3,746)	1,824	7,617	8,056	11,471

Weighted average shares outstanding
Basic	85,562,769	348,524,566	348,524,566	342,250,000	342,250,000
Diluted	85,562,769	370,000,000	370,000,000	370,000,000	370,000,000

Net earnings (loss) per share
Basic	(0.05)	0.00	0.02	0.02	0.03
Diluted	(0.05)	0.00	0.02	0.02	0.03

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements Of Comprehensive Income (Loss)

(In thousands)

		Predecessor (NPS)
	Successor (NESR) 2018	2018		2017
	Period from June 7 to June 30, 2018	Period from April 1 to June 6	Period from January 1 to June 6	Period from April 1 to June 30	Period from January 1 to June 30

Net income (loss)	(3,965)	1,283	6,736	7,416	10,258

Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	-	(17)	(16)	(26)	(26)
Other comprehensive earnings (loss)	(3,965)	1,266	6,720	7,390	10,232

Total comprehensive earnings (loss)	(3,965)	1,266	6,720	7,390	10,232

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements Shareholders’ equity

(In thousands, except share data)

Predecessor (NPS)	Shares Outstanding	Common Stock	Redeemable Convertible Shares Outstanding	Redeemable Convertible Shares	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Company Stockholders’ Equity	Non-controlling Interests	Total Stockholders’ Equity
Balance at January 1, 2018	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429
Net income (loss)							7,617	7,617	(881)	6,736
Foreign currency translation adjustments						(16)		(16)		(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)				-		-
Dividends paid							(48,210)	(48,210)		(48,210)
Amount of provision for Zakat							(766)	(766)		(766)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,879)	$350,014	$(2,841)	$347,173

Successor (NESR)	Ordinary Shares		Redeemable Convertible Shares Outstanding	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance at June 7, 2018	11,730,425	$56,602				$(4,611)	$51,991		$51,991
Reclassification of shares previously subject to redemption	16,921,700	165,188					165,188		165,188
Redeemed shares	(1,916,511)	(19,380)					(19,380)		(19,380)
Shares issued to acquire NPS	25,077,277	255,537					255,537		255,537
Shares issued to acquire GES	28,346,229	288,848					288,848		288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719					2,719		2,719
Shares issued to Backstop Investor	4,829,375	48,294					48,294		48,294
Shares issued for IPO underwriting fees	307,465	3,737					3,737		3,737
Non-controlling interest					-			(951)	(951)
Acquisition of non-controlling interest during the period						995	995	(995)	-
Net Income (loss) through June 30, 2018						(3,746)	(3,746)	(219)	(3,965)
Balance at June 30, 2018	85,562,769	$801,545	$-	$-	$-	$(7,362)	$794,183	$(2,165)	$792,018

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to June 30, 2018	Period from January 1 to June 6, 2018	Period from January 1 to June 30, 2017
Cash flows from operating activities:
Net income (loss)	(3,965)	6,736	10,258
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,460	17,284	18,570
Shares issued for transaction costs	2,175	-	-
Gain (loss) on disposal of assets, net	(281)	-	(73)
Allowance for doubtful accounts	-	2,402	83
Accrued interest	1,899	3,350	3,273
Other, net	603	1,442	887
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	801	(15)	(6,430)
(Increase) decrease in inventories	(35)	(2,080)	(3,268)
(Increase) decrease in prepaid expenses	462	(759)	(903)
(Increase) decrease in other current assets and unbilled revenue	(8,387)	(16,257)	3,590
(Increase) decrease in other long term assets	2,039	(544)	(6,875)
(Decrease) increase accounts payable and accrued liabilities	13,397	7,335	3,748
Increase (decrease) in other current liabilities	(844)	1,932	1,397
Net cash provided by operating activities	14,324	20,826	24,257

Cash flows from investing activities:
Proceeds from the Company’s Trust account	231,782	-	-
Capital expenditures	(2,157)	(9,861)	(20,192)
Acquisition of business, net of cash acquired	(282,190)	(1,098)	(625)
Other investing activities	330	-	73
Net cash used in investing activities	(52,235)	(10,959)	(20,744)

Cash flows from financing activities:
Redemption of ordinary shares	(19,380)	-	-
Proceeds from issuance of shares	48,294	-	-
Proceeds from borrowings	-	47,063	-
Payment of deferred underwriting fees	(5,333)	(164)	(2,885)
Proceeds from lines of credit and other debt	50,000	-	923
Dividend paid	-	(48,210)	-
Other financing activities, net	1,185	(4,429)	(1,240)
Net cash provided by (used in) financing activities	74,766	(5,740)	(3,202)

Effect of exchange rate changes on cash	-	(16)	(26)
Net increase in cash	36,855	4,111	285
Cash, beginning of period	46	27,545	25,534
Cash, end of period	36,901	31,656	25,819
Supplemental disclosures of cash flow information
Cash payments during the year:
Interest	143	3,636	3,090
Income taxes	3,061	345	482

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

1.	Description of business

National Energy Services Reunited Corp. is a British Virgin Islands corporation headquartered in Houston, Texas. The Company, through its wholly-owned subsidiaries, NPS and GES, is a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific (“APAC”) regions.

NESR was originally incorporated in the British Virgin Islands as a special purpose acquisition company on January 23, 2017 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities.

NESR filed a registration statement for its initial public offering on May 11, 2017, and on May 17, 2017, NESR sold 21,000,000 units, each consisting of one ordinary share and one warrant, generating gross proceeds of $210 million. Simultaneously with the closing of its initial public offering, NESR consummated the sale of 11,850,000 warrants (the “Private Warrants”) at a price of $0.50 per warrant in a private placement to its sponsor, NESR Holdings Ltd. (“NESR Holdings”), generating gross proceeds of $5.9 million. Each warrant entitles the holder to purchase one-half of one ordinary share. On May 30, 2017, in connection with the underwriters’ election to partially exercise their over-allotment option, NESR consummated the sale of an additional 1,921,700 units at $10.00 per unit and the sale of an additional 768,680 Private Warrants at $0.50 per warrant, generating total gross proceeds of $19.6 million.

Following the closing of the above transactions, an aggregate amount of $229.2 million from the net proceeds of the sale of the units in the initial public offering and the Private Warrants was placed in a trust account (“Trust Account”) until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account.

On June 6, 2018 (the “Closing Date”), NESR consummated the Business Combination, acquiring all of the issued and outstanding equity interests of NPS and GES. Consequently, the proceeds held in the Trust Account aggregating to $231.8 million (including interest) were released.

2.	Basis of presentation

The accompanying condensed consolidated interim financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial reporting purposes. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Super 8-K and the Proxy Statement.

The Business Combination was accounted for under Accounting Standards Codification (“ASC”) Topic 805, Business Combination. Pursuant to ASC 805, NESR was determined to be the accounting acquirer based on evaluation of the facts and circumstances including:

●	The transfer of cash by NESR;

●	NESR’s executive management comprise the C-Suite of the combined company;

●	NESR’s right to designate members of the board; and

●	NESR initiated the Business Combination.

As a result of the Business Combination, NPS and GES are acquirees and NPS is determined to be the accounting “Predecessor”. The Company’s financial statement presentation distinguishes a Predecessor for periods prior to the Closing Date. NESR is the “Successor” for periods after the Closing Date, which includes the consolidated financial results of both NPS and GES. The transactions were accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting for both NPS and GES that is based on the fair value of assets acquired and liabilities assumed. See Note 4, Business combination, for further discussion on the Business Combination. As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor period and for the Successor period are presented on a different basis of accounting and are, therefore, not comparable. The historical information of NESR prior to the Business Combination has not been reflected in the Company’s financial statements prior to June 7, 2018, as it was not deemed the Predecessor.

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In the accompanying condensed consolidated interim financial statements, the Successor period is from June 7, 2018 to June 30, 2018 (“Successor Period”) and the Predecessor periods are from April 1, 2018 to June 6, 2018 (“2018 Predecessor Quarter”), for the three months ended June 30, 2017 (“2017 Predecessor Quarter”), January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”) and for the six months ended June 30, 2017 (“2017 Predecessor Period”). Statement of income activity of NESR prior to the closing of the Business Combination is recorded in the opening retained earnings as of June 7, 2018.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards preliminary purchase price allocation for the acquisition of NPS and GES, allowance for doubtful accounts, impairment of property, plant and equipment, goodwill and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, provision for liabilities pertaining to uncertain tax positions, recoverability of deferred taxes and contingencies and actuarial assumptions in employee benefit plans.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated interim financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

In the opinion of management, all adjustments considered necessary for a fair statement of financial results have been made. Such adjustments consist of only those that are normal recurring in nature. Interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.

3.	Summary of significant accounting policies

Consolidation

The Company consolidates entities in which the Company has a majority voting interest and entities that meet the criteria for variable interest entities for which the Company is deemed to be the primary beneficiary for accounting purposes. The Company eliminates intercompany transactions and accounts in consolidation. The Company applies the equity method of accounting for an investment in an entity if it has the ability to exercise significant influence over the entity that (a) does not meet the variable interest entity criteria or (b) meets the variable interest entity criteria, but for which the Company is not deemed to be the primary beneficiary. The Company applies the cost method of accounting for an investment in an entity if it does not have the ability to exercise significant influence over the unconsolidated entity. The Company separately presents within equity on the consolidated balance sheets the ownership interests attributable to parties with non-controlling interests in our consolidated subsidiaries, and separately presents net income attributable to such parties on the consolidated statements of operations.

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Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial accounting and tax basis of assets and liabilities that will result in future deductible or taxable amounts, based on enacted tax laws and rates applicable to the periods in which the deductible or taxable temporary differences are expected to affect taxable income. Valuation allowances are established when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ASC Topic 740 prescribes a recognition and measurement threshold for evaluating tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position, based solely on the technical merits, must be more-likely-than-not to be sustained upon examination by taxing authorities. The Subsidiaries operate in multiple tax jurisdictions in the Middle East, North Africa and Asia. The Company has provided for income taxes based on enacted tax laws and tax rates in effect in the foreign countries where the Company operates and earns income. The income taxes in these jurisdictions vary substantially. The Company engages in transactions in which the tax consequences may be subject to uncertainty and examination by the varying taxing authorities. Significant judgment is required by the Company’s management in assessing and estimating the tax consequences of these transactions. While the Company prepares tax returns based on interpretations of tax laws and regulations, in the normal course of business the tax returns may be subject to examination by the various taxing authorities. Such examinations may result in future assessments of additional tax, interest and penalties. For purposes of the Company’s income tax provision, a tax benefit is not recognized if the tax position is not more likely than not to be sustained based solely on its technical merits. Considerable judgment is involved in determining which tax positions are more likely than not to be sustained. The Company’s management has not completed its review of unrecognized tax benefits at the Subsidiaries related to the Business Combination.

Net income (loss) per ordinary share

Basic income (loss) per ordinary share was computed by dividing basic net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted income (loss) per ordinary share was computed by dividing diluted net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding plus dilutive potential ordinary shares, if any. Dilutive potential ordinary shares include outstanding warrants or other contracts to issue ordinary stock and are determined by applying the treasury stock method or if-converted method, as applicable, if dilutive.

Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash and receivables from customers. The Company places its cash with financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of the issuers in which it invests. The Company minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

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Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings, contingent payment and an embedded derivative. Other than the embedded derivative and contingent consideration, the fair value of the Company’s financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheet, primarily due to their short-term nature.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount. No interest is charged on past-due balances. The Company grants credit to customers based upon an evaluation of each customer’s financial condition. The Company periodically monitors the payment history and ongoing creditworthiness of customers. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowances management considers historical losses adjusted to take into account current market conditions and the customer’s financial conditions, the amount of receivable in dispute, current receivables ageing and current payment patterns. Significant accounts receivable balances and balances that have been outstanding greater than 90 days are reviewed for collectability. Account balances, when determined to be uncollectable, are charged against the allowance.

Service inventories

The Company’s service inventory consists of spare parts, chemicals, and raw materials to support ongoing operations which are held for the purpose of service contracts and are measured at the lower of cost or net realizable value. The cost is based on the weighted average cost principle, and includes expenditure incurred in acquiring the service inventories. Net realizable value is the estimated selling price less estimated costs of completion and selling expenses incurred in ordinary course of business.

The Company determines reserves for service inventory based on historical usage of inventory on-hand, assumptions about future demand and market conditions, and estimates about potential alternative uses, which are limited.

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Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. The cost of ordinary maintenance and repair is charged to operating expense, while replacement of critical components and major improvements that extend the life of the related asset are capitalized. Capital work in progress mainly represents costs incurred on drilling rigs and equipment that are in transit at the reporting date. No depreciation is charged to purchase capital work in progress. Depreciation of property and equipment is calculated using the straight-line method over the asset’s estimated useful life as follows:

Buildings and leasehold Improvements	5 to 25 years or the estimated lease period, whichever is shorter
Drilling rigs, plant and equipment	3 to 15 years
Furniture and fixtures	5 years
Office equipment and tools	3 to 6 years
Vehicles and cranes	5 to 8 years

Property, plant and equipment is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. Events or circumstances that may indicate include, but are not limited to, matters such as a significant decline in market value or a significant change in business climate (“triggering events”). An impairment loss is recognized when the carrying value of an asset exceeds the estimated undiscounted future cash flows from the use of the asset and its eventual disposition.

The amount of impairment loss recognized is the excess of the asset’s carrying value over its fair value. In determining the fair market value of the assets, the Company considers market trends and recent transactions involving sales of similar assets, or when not available, discounted cash flow analysis. The Company has not recorded any impairment charges of property, plant and equipment in the accompanying consolidated statement of operations for any of the periods presented.

Assets to be disposed of are reported at the lower of the carrying value or the fair value less cost to sell. Upon sale or other disposition of an asset, the Company recognizes a gain or loss on disposal measured as the difference between the net carrying value of the asset and the net proceeds received.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair-value based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates, operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value. The Company has not recorded any impairment charge for goodwill in the accompanying consolidated statement of operations for any of the periods presented.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The Company’s intangible assets with finite lives consist of customer contracts, trademarks and trade names, and software. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from eight to 10 years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

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Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. The Company assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. If the sum of expected future cash flows (undiscounted) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

Commitments and contingencies

The Company accrues for costs relating to litigation claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. In circumstances where the most likely outcome of a contingency can be reasonably estimated, the Company accrues a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than others, the low end of the range is accrued. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company’s previous judgments with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Revenue recognition

The Company’s revenues are generated principally from providing services and related equipment as well as renting tools and equipment.

Revenues associated with services are recognized when the services are rendered and collectability is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the condensed consolidated statements of operations. Services performed but not billed at the end of the reporting period are classified as unbilled revenues. The unbilled revenues for services performed are calculated based on the rates stated in the purchase orders or contracts with the customers. The unbilled revenues are typically billed within one to six months depending on the nature of customer contract.

Revenue associated with the rental of tools and equipment is recorded on the basis of daily hire rates applicable under the relevant agreement on a straight-line basis.

Segment information

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses and about which separate financial information is regularly evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources. Similar operating segments can be aggregated into a single operating segment if the businesses are similar. Management has determined that the Company has two operating segments and two reportable segments, which reflects the manner in which the CODM operates the Company. The Company’s CODM is its Chief Executive Officer.

Stock-based compensation arrangements

The Company recognizes all employee stock-based compensation as a cost in the condensed consolidated interim financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model and estimates the number of forfeitures expected to occur. The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, estimates of forfeitures, the Company’s performance, and related tax impacts. The Company has an approved long-term incentive plan that has been approved by the board of directors and shareholders but no grants were made under this plan prior to June 30, 2018.

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Derivative financial instruments

The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as an embedded derivative. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as other income (expense).

Recent accounting pronouncements

As an emerging growth company, the Company has elected the option to defer the effective date for adoption of new or revised accounting guidance. This option allows the Company to adopt new guidance on the effective date for entities that are not public business entities.

Recently issued accounting standards not yet adopted

On February 14, 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2018-02, “Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (AOCI).” These amendments provide an option to reclassify stranded tax effects with AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The ASU requires financial statement disclosures that indicate a description of the accounting policy for releasing income tax effects from AOCI; whether there is an election to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act and information about the other income tax effects are reclassified. These amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement-Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by U.S. GAAP. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”, which amends the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). The service cost component of net benefit cost will be bifurcated and presented with other employee compensation costs, while other components of net benefit costs will be presented separately outside of income from operations. The standard is required to be applied on a retrospective basis and will be for annual periods beginning after December 15, 2018, and interim periods within the annual periods beginning after December 15, 2019. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Simplifying the Test for Goodwill.” The update amends Accounting Standard Codification No. 350 Intangibles – Goodwill and Other, provides guidance that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today’s two-step impairment test under accounting topic 350. The amendments in this update will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2021. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Clarifying the Definition of a Business”. This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of asset or business. This update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and should be applied prospectively. Early adoption is allowed for transactions that occurred before the issuance date or effective date of the amendments only when the transaction has not been reported in the financial statements previously issued. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

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In August 2016, the FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments”. This update amends Accounting Standard Codification Topic No. 230 “Statement of Cash Flows” and provides guidance and clarification on presentation of certain cash flow issues. This update will be effective for the Company for its fiscal year beginning after December 15, 2018, and for interim periods within those fiscal years. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The new standard amends the impairment model for trade receivables, net investments in leases, debt securities, loans and certain other instruments to utilize an expected loss methodology in place of the currently used incurred loss methodology. This pronouncement is effective for annual periods beginning after December 15, 2020, including interim periods within those annual periods. Early adoption will be permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09 “Improvements to Employee Share-Based Payment Accounting”. This update requires that entities record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement. This update will be effective for the Company for its fiscal year beginning after December 15, 2017 and for interim periods within those annual periods beginning after December 15, 2018. The Company has not granted any share-based compensation prior to June 30, 2018 and does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”. The amendment provides guidance on whether an entity is a principal or agent when providing services to a customer along with another party. The amendment is effective for the Company’s fiscal year beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update requires equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value with changes recognized in net income. However, an entity may elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance will be effective for public companies for fiscal years beginning after December 15, 2017. For all other entities the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the provisions of the pronouncement and assessing the impact, if any, on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which outlines a single comprehensive model for entities to use in accounting for revenue. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 sets forth a five-step model for determining when and how revenue is recognized. Under the model, an entity will be required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), which deferred the effective date of ASU 2014-09 for all entities by one year and is effective for the Company’s fiscal year beginning after December 15, 2018 and interim periods within those fiscal years. ASU 2015-14 permits the use of either the retrospective or cumulative effect transition method. The Company is currently analyzing the effect of the standard across all of its revenue streams to evaluate the impact of the new standard on revenue contracts and expects to complete its evaluation by the fourth quarter of fiscal 2018.

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4.	Business combinations

On June 6, 2018, NESR consummated the Business Combination and related financing transactions, acquiring all of the issued and outstanding equity interests of NPS and GES.

NPS is a regional provider of products and services to the oil and gas industry in the MENA and APAC regions. Its revenues are primarily derived from services provided during the drilling, completion and production phases of an oil or natural gas well. NPS operates in 12 countries with the majority of its revenues derived from operations in the Kingdom of Saudi Arabia, Algeria, Qatar, UAE and Iraq.

GES provides drilling equipment for rental and related services, well engineering services and directional drilling services imports, and sells oilfield equipment and renders specialized services to oil companies in the Sultanate of Oman, the Kingdom of Saudi Arabia, Algeria, Kuwait and Yemen.

Description of the NPS Transaction

First closing. Pursuant to a stock purchase agreement, dated as of November 12, 2017, among NESR and Hana Investments Co. WLL (“Hana Investments”), as purchasers, the NPS selling stockholders, as sellers, and NPS, Hana Investments agreed to pay $150.0 million to NPS selling stockholders in exchange for 83,660,878 shares of NPS. This payment was made on January 14, 2018.

Second closing. At closing of the Business Combination, following approval by the NESR shareholders, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares for the balance of the purchase price, adjusted for any NPS Leakage. “NPS Leakage” is defined in the NPS stock purchase agreement to cover transfers or removals of assets from NPS for the benefit of the NPS selling stockholders, other than receivable proceeds, which may have occurred between the Locked Box Date (as defined in the NPS stock purchase agreement) and the Closing Date.

Contemporaneously with the Closing Date, Hana Investments agreed to transfer the 83,660,878 NPS shares it acquired from the NPS selling stockholders to NESR in exchange for NESR ordinary shares valued at $11.244 per share, which resulted in the issuance of 13,340,448 NESR ordinary shares to Hana Investments. In addition, NESR agreed to pay Hana Investments an amount of interest accrued from the date of the payment of the $150.0 million to the NPS selling stockholders until the Closing Date, up to $4.7 million in cash or 418,001 NESR ordinary shares. On the Closing Date, the Company paid interest totaling $4.7 million in NESR ordinary shares. NESR, in accordance with the NPS stock purchase agreement, paid an additional $7.6 million in cash as contingent consideration for the renewal of a major customer contract by NPS at closing of the Business Combination.

The stock purchase agreement contains earn-out mechanisms that enable the sellers to receive additional consideration after the closing of the Business Combination as follows:

●	First Equity Stock Earn-Out: Up to 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA (earnings before income taxes, depreciation and amortization) of NESR satisfies scheduled financial thresholds.

●	Second Equity Stock Earn-Out: Up to an additional 1,671,704 NESR ordinary shares will be issued to the NPS selling stockholders if the 2018 EBITDA of NESR satisfies scheduled thresholds higher than the First Equity Stock Earn-Out financial thresholds.

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The equity earn-outs at close were fair valued at $16.2 million and, provided 2018 EBITDA targets are met, NESR ordinary shares would be issued in fiscal year 2019.

NESR was also required to make additional payments for delays in receiving shareholder approval to complete the Business Combination. The NPS selling stockholders had negotiated a fee (the “Ticker Fee”) that began to accrue daily on cash not paid by January 1, 2018. On June 6, 2018, NESR entered into an agreement with the NPS selling stockholders to waive a portion of the accrued Ticker Fee. The resulting final Ticker Fee amounted to $13.4 million, which was paid in cash, and NESR agreed to reimburse the NPS selling stockholders for $5.2 million of fees, costs and expenses related to the acquisition by NESR of all of the outstanding NPS shares.

Description of the GES Transaction

On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million (collectively, the “GES Transaction”), subject to certain adjustments. These adjustments relate to permitted Leakage (as defined in the GES stock purchase agreements), which may have occurred between the Locked Box Date (as defined in the GES stock purchase agreements) and the Closing Date. NESR Holdings organized financing of the acquisition through certain loan contracts with 11 investors (the “GES Investors”). NESR Holdings then assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. The loan contracts allowed for the GES Investors to receive either NESR ordinary shares, GES shares or cash in satisfaction of the loans, and in most of these contracts such election was at NESR’s discretion, subject to GES Investors having the right for 21 days after filing of the Proxy Statement to reject in writing acceptance of NESR ordinary shares. NESR elected to issue NESR ordinary shares to satisfy the loan contracts, and the GES Investors did not elect to reject in writing their acceptance of said NESR ordinary shares. The loan contracts were interest bearing and accrued interest of $1.1 million upon settlement, with such interest being paid in NESR ordinary shares. NESR issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest.

Description of the Hana Loan

On June 5, 2018, NESR entered into a Loan Agreement with Hana Investments, pursuant to which NESR borrowed $50.0 million (the “Hana Loan”) on an unsecured basis. For a description of the Hana Loan, see Note 9, Debt.

Financing of Business Combination

Consideration for the Business Combination was funded through the following sources and transactions:

●	investments and cash equivalents held in trust of $202.1 million related to NESR’s initial public offering of units;

●	use of cash and cash equivalents acquired from the acquisition of NPS of $18.7 million towards payment of the Ticker Fee and reimbursement of NPS selling shareholders expenses;

●	issuance of 4,829,375 NESR ordinary shares for $48.3 million to MEA Energy Investment Company 2 Ltd. (the “Backstop Investor”) pursuant to a backstop commitment (the “Backstop Commitment”). The funds received from such Backstop Commitment were used to help fund the cash portion of the consideration to the NPS selling stockholders, transaction expenses in the Business Combination, settlement of the Ticker Fee, and for other general corporate purposes;

●	the borrowing of $50.0 million from Hana Investments;

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●	the issuance of 13,758,449 NESR ordinary shares to Hana Investments in exchange for its NPS shares and as payment for interest accrued on Hana Investments’ $150.0 million purchase of NPS shares. Based on negotiations between NESR and Hana Investments, NESR paid $4.7 million of accrued interest in the form of NESR ordinary shares;

●	the issuance of 11,318,828 NESR ordinary shares to the NPS selling stockholders in exchange for their NPS shares;

●	the issuance of 25,309,848 NESR ordinary shares to certain owners of GES in exchange for their GES shares; and

●	the assumption and subsequent conversion of the GES loan contracts and related interest from NESR Holdings into 3,036,381 NESR ordinary shares in exchange for its GES shares.

The following summarizes the total consideration to purchase all of the issued and outstanding equity interests of NPS and GES (in thousands):

	NPS		GES
	Value	Shares	Value	Shares	Total

Cash consideration	$319,015	-	$-	-	$319,015
Total consideration – cash	319,015				319,015

NESR ordinary share consideration	255,537	25,077	257,907	25,310	513,444
Assumption of Loan Contracts and related interest from NESR Holdings (including conversion into NESR ordinary shares)	-	-	30,941	3,036	30,941
Total consideration – equity(1)	255,537	25,077	288,848	28,346	544,385

Estimated earn-out mechanisms	16,203		-	-	16,203

Total consideration	$590,755		$288,848		$879,603

(1)	The fair value of NESR ordinary shares was determined based upon the $10.19 per share closing price of NESR ordinary shares on June 6, 2018, the closing date of the Business Combination.

Accounting treatment

The Business Combination is accounted for under ASC 805. Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Refer to Note 2, Basis of presentation, for more information. NPS and GES both constitute businesses, with inputs, processes, and outputs. Accordingly, the acquisition of NPS and GES both constitute the acquisition of a business for purposes of ASC 805, and due to the change in control of each of NPS and GES, was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from NPS and GES. The preliminary allocation of the consideration to the tangible and intangible assets acquired and liabilities assumed is based on various estimates. The purchase price allocation for the Business Combination is preliminary because of the timing of the Business Combination, calculation of working capital adjustments based on agreements between NESR and the selling shareholders, evaluation of legal contingencies and complexities in the valuation process. As such, material adjustments may result when the estimates are finalized, which will not extend beyond one year from the acquisition date. These adjustments will be recognized in the reporting period in which the adjustment amounts are determined. The following table summarizes the preliminary allocation of the purchase price allocation (in thousands):

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Allocation of consideration

	NPS	GES
Cash and cash equivalents	$31,619	$5,206
Accounts receivable	55,788	31,777
Unbilled revenue	41,378	45,343
Inventories	33,652	31,092
Current assets	19,463	12,918
Property, plant and equipment	222,772	104,422
Intangible assets	125,000	53,010
Other assets	7,457	4,586
Total identifiable assets acquired	537,129	288,354

Accounts payable	26,457	36,794
Accrued expenses	28,686	25,390
Current portion of loans and borrowings	-	16,368
Short-term borrowings	55,836	9,000
Current liabilities	7,159	16,558
Loans and borrowings	149,399	25,098
Other liabilities	23,549	2,200
Non-controlling interest	(2,841)	1,890
Net identifiable liabilities acquired	288,245	133,298
Total fair value of net assets acquired	248,884	155,056
Goodwill	341,871	133,792
Total consideration	$590,755	$288,848

The gross contractual amount of accounts receivable as at the closing date of the Business Combination was $60.8 million and $33.1 million for NPS and GES, respectively.

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is as follows (in thousands):

Intangible assets

	Fair Value
	NPS	GES	Total	Useful Life
Customer contracts and software	$110,000	$43,010	$153,010	10 years
Trademarks and trade names	15,000	10,000	25,000	8 years
Total intangible assets	$125,000	$53,010	$178,010

Goodwill

$475.7 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces at the Subsidiaries. The amount allocated to goodwill and other intangible assets are subject to final adjustment to reflect the final valuations. Further, the Company is in the process of allocating the value of its intangible assets to the various entities. These allocations could have a material impact on the amount of deferred tax liabilities recognized associated with intangible assets, if any, and the amount allocated to goodwill.

In accordance with FASB ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized.

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Transaction costs

The Company incurred $10.5 million in advisory, legal, accounting, and management fees and $2.2 million of transaction costs paid in NESR shares through June 30, 2018, which includes the amounts the Company had spent prior to the closing of the Business Combination. These costs are recorded in general and administrative expense in the condensed consolidated statement of operations in connection with the Business Combination. Transaction costs are reported as a cash outflow from operating activities by the Company.

Pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro forma basis, as if the Business Combination had been consummated on January 1, 2017 for three months and six months ended June 30, 2018 and 2017 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues	$131,378	$115,683	$248,916	$217,424
Net income (loss)	$7,606	$8,526	$10,083	$(3,008)

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a combined company during the periods presented and are not necessarily indicative of consolidated results of operations in future periods. The pro forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Business Combination are included in the earliest period presented.

NPS and GES revenue of $32.5 million and $12.5 million and net income (loss) of $2.8 million and $(0.5) million, respectively, are included in the condensed consolidated statement of operations for the Successor Period.

5. Accounts receivable

The following table summarizes our accounts receivables for the periods as set forth below (in thousands):

	Successor June 30, 2018	Predecessor December 31, 2017
Trade receivables	78,860	54,143
Other	7,904	8,137
Less: allowance for doubtful accounts	-	(4,106)
Total	86,764	58,174

Trade receivables relate to sale of our services and products, for which credit is extended based on our evaluation of the customer’s creditworthiness. The Company recorded allowance for doubtful accounts receivable of $0 during the Successor Period in the consolidated statement of operations. The Company recorded allowance for doubtful accounts receivable of $2.4 million, $2.4 million, $0.1 million and $0.1 million during the 2018 Predecessor Quarter, the 2018 Predecessor Period, the 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations. The balance of allowance for doubtful accounts was $0 and $4.1 million, as of June 30, 2018, and December 31, 2017, respectively.

6. Service inventories

The following table summarizes our service inventories for the periods as set forth below (in thousands):

	Successor June 30, 2018	Predecessor December 31, 2017

Spare parts	$30,406	$14,862
Chemicals	20,724	17,963
Raw materials	204	204
Consumables	13,445	237
Total	64,779	33,266
Less: allowance for obsolete and slow moving service inventories	(1,276)	(953)
Total	$63,503	$32,313

The Company recorded allowance for obsolete service inventories of $1.3 million during the Successor Period in the consolidated statement of operations. During the predecessor periods, the Company recorded an allowance for slow moving and obsolete service inventories of $0.1 million, $0.1 million, $0 and $0.3 million during the 2018 Predecessor Quarter, the 2018 Predecessor Period, the 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations. The balance of allowance for obsolete and slow moving service inventories was $1.3 million and $0.9 million as of June 30, 2018 and December 31, 2017, respectively.

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7. Property, plant and equipment

As described in Note 4, as a result of the Business Combination, property, plant and equipment were adjusted to reflect estimated fair value at the closing date for the Successor Period. Property, plant and equipment, net of accumulated depreciation, consist of the following at June 30, 2018 (Successor) and December 31, 2017 (Predecessor) (in thousands):

	Estimated useful lives (years)	Successor June 30, 2018	Predecessor December 31, 2017
Buildings and leasehold improvements	5 to 25	$22,715	$33,127
Drilling rigs, plant and equipment	3 to 15	247,406	409,462
Furniture and fixtures	5	1,419	2,871
Office equipment and tools	3 to 6	39,459	6,822
Vehicles and cranes	5 to 8	3,742	8,977
Less: Accumulated depreciation and impairment	-	(3,237)	(212,023)
Land	-	5,266	9,380
Capital work in progress	-	7,609	5,653
Total		$324,379	$264,269

The Company recorded depreciation expense of $3.2 million during the Successor Period in the consolidated statement of operations. During the predecessor periods, the Company recorded depreciation expense of $6.9 million, $9.3 million, $17.3 million and $18.4 million during the 2018 Predecessor Quarter, the 2018 Predecessor Period, the 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations.

8. Goodwill and intangible assets

Goodwill

Changes in the carrying amount of goodwill for June 30, 2018 (Successor) are as follows (in thousands):

Goodwill
Balance as of December 31, 2017 (Predecessor)	$182,053
Elimination of Predecessor goodwill	(182,053)
Acquisition of business (see Note 4)	475,663
Balance as of June 30, 2018 (Successor)	$475,663

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets subject to amortization (in years):

Amortization
Customer contracts and software	10.0
Trademarks and trade names	8.0
Total intangible assets	9.8

The details of our intangible assets subject to amortization are set forth below (in thousands):

	Successor June 30, 2018			Predecessor December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts	$153,010	$(1,275)	$151,735	$58,770	$(58,760)	$10
Trademarks and trade names	25,000	(261)	24,739	-	-	-
Total intangible assets	$178,010	$(1,536)	$176,474	$58,770	$(58,760)	$10

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9. Debt

Short-term debt

The Company’s short-term debt obligations consist of the following (in thousands):

	Successor June 30, 2018	Predecessor December 31, 2017

Hana Loan	$50,000	$-
APICORP Loan	50,000	-
Less: unamortized Hana Loan origination fee	(420)	-
Fair value of embedded derivative	(418)	-
Other short-term borrowings	19,249	8,773
Short-term debt, net unamortized origination fee and excluding current installments	$118,411	$8,773

Successor

Hana Loan agreement

In connection with the Business Combination, on June 5, 2018, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The Hana Loan matures on December 17, 2018 and can be prepaid at any time in cash or NESR ordinary shares at a conversion rate of $11.244 per share, at the election of the lender after NESR delivers five business days’ notice of its intent to repay the Hana Loan. The Hana Loan is interest bearing and will accrue interest at the greater of (i) an amount equal to $4.0 million or prorated if the loan is prepaid; and (ii) at a rate per annum equal to one-month ICE LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or prepaid. The interest is payable in NESR ordinary shares or cash at the election of the lender. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination. In addition, Hana Investments has the right to convert the principal of the Hana Loan into NESR ordinary shares on or prior to maturity at a conversion rate of $11.244 per share. If as a result of exercising any conversion rights in the Hana Loan, Hana Investments’ total share ownership equals or exceeds 20% of the then outstanding NESR shares, then the conversion of any amount into NESR ordinary shares will be contingent upon NESR receiving any required shareholder approval for such issuance of NESR ordinary shares under applicable NASDAQ rules.

Embedded derivative in Hana Loan

The conversion feature in the Hana Loan qualifies as an embedded derivative under ASC Topic 815 Derivatives and Hedging, and is bifurcated at inception from the Hana Loan. The Company estimates the fair value of this embedded conversion feature using the Goldman Sachs convertible note model and the Black Derman Toy model with the following assumptions:

	At June 6, 2018	For the period ended June 30, 2018
Annual Dividend yield	0.0%	0.0%
Expected life (years)	0.53	0.46
Risk-free interest rate	2.1%	2.1%
Expected volatility	46.9%	46.7%

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The following table presents the changes in fair value of the embedded conversion feature measured at fair value on a recurring basis for the period ended June 30, 2018 (in thousands):

Balance June 7, 2018	$0
Issuance of embedded conversion feature	418
Change in fair value	62
Balance as of June 30, 2018	$480

The fair value has been recorded as a liability. Accordingly, the change in fair value is recorded in the statement of operations as other income or other expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value will be reclassified to equity.

Long-term debt

The Company’s long-term debt obligations consist of the following (in thousands):

	Successor	Predecessor
	June 30, 2018	December 31, 2017
$150,000 in senior notes under the Murabaha facility, interest at 6 months LIBOR plus 3.25% payable quarterly, principal due on May 28, 2025	$150,000	$150,000
Term Loan Ahli Bank	3,335	-
$60,000 NBO Loan	30,000	-
$20,000 NBO Loan	4,515	-
Less: unamortized debt issuance costs	(592)	(2,976)
Total – loans and borrowings	187,258	147,024
Less: current portion of long term borrowings	16,368
Long-term debt, net unamortized debt issuance costs and excluding current portion	$170,890	$147,024

$150 million Murabaha facility

NPS entered into a syndicated Murabaha facility (the “NPS Murabaha Credit Facility”) for $150.0 million. Murabaha is an Islamic financing structure where a set fee is charged rather than interest. This type of loan is legal in Islamic countries as banks are not authorized to charge interest on loans, therefore banks charge a flat fee for continuing daily operations of the bank in lieu of interest.

The NPS Murabaha Credit Facility is from a syndicate of three commercial banks. The NPS Murabaha Credit Facility is repayable in quarterly installments ranging from $1.1 million to $57.9 million commencing from August 1, 2019, with the last installment due on May 28, 2025. The NPS Murabaha Credit Facility carries a stated interest rate of three months LIBOR plus a fixed profit margin of 3.25% per annum. The NPS Murabaha Credit Facility was partially secured by personal guarantee of one individual shareholder on a pro-rata basis with his shareholding percentage. Letters of awareness were executed by the corporate shareholders as credit support for the NPS Murabaha Credit Facility. Effective upon closing of the Business Combination, NESR executed guarantees of the borrowings outstanding and additional borrowings under the NPS Murabaha Credit Facility.

The NPS Murabaha Credit Facility contains certain covenants, which, among other things, require the maintenance of a total debt-to-total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of NPS’ assets or a significant subsidiary of NPS and limit the amount of NPS’ subsidiary indebtedness. Upon the occurrence of certain events of default, NPS’ obligations under the NPS Murabaha Credit Facility may be accelerated. Such events of default include payment defaults to lenders under the NPS Murabaha Credit Facility, covenant defaults and other customary defaults. As of June 30, 2018, NPS was in compliance with all of the credit facility’s covenants.

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APICORP loan

The Company entered into an additional $50.0 million term facility on February 4, 2018 with Arab Petroleum Investors Corporation (“APICORP”). The loan was repayable by August 1, 2018. The facility carries a stated interest rate of one month LIBOR plus a fixed profit margin of 1.50% per annum or $0.9 million until August 1, 2018. This facility was repaid on July 3, 2018 with the proceeds from a new term loan facility obtained by NPS on that date. Refer to Note 19, Subsequent events, for further discussion.

The facility allows the banks to terminate the loan contract upon a change of control. Prior to the Business Combination, the NPS selling stockholders provided assurances or commitments backing the facility. In connection with the Business Combination, NESR executed guarantees of the facility.

Term loan from Ahli Bank

GES has a term loan of $4.4 million from Ahli Bank. This balance is repayable with nine quarterly installment starting seven months from the first drawdown until December 2019 and carries interest at the rate 3 months / 6 months LIBOR + 4% per annum. $3.3 million of this loan is outstanding at June 30, 2018. This term loan has covenants which include, among others, certain financial ratios to be maintained, including maintaining a minimum debt service coverage ratio of 1.25. Of the outstanding amount of $3.3 million, $1.1 million is included in long term debt and $2.2 million is included as short term.

NBO loans

GES has a bank term loan with National Bank of Oman (“NBO”) in the amount of $60.0 million (“Tranche A”). At June 30, 2018, the outstanding amount on the Tranche A was $29.6 million. Tranche A carries interest at the rate of LIBOR + 3.50% per annum and is repayable with quarterly installments, starting six months from the drawdown in 18 equal installments until July 2020. Of the outstanding amount of $29.6 million, $16.7 million is included in long term debt and $12.9 million is included as short term.

During 2017, a new term loan (“Tranche B”) was availed by GES to the extent of $20.0 million, of which $4.5 million was outstanding at June 30, 2018. Tranche B is repayable in equal quarterly installments starting 18 months from the first drawdown until June 2022. Of the outstanding amount of $4.5 million, $3.4 million is included in long term debt and $1.1 million is included as short term.

Tranche A and Tranche B contain covenants which include, among others, certain financial ratios to be maintained by GES, which include maintaining a minimum debt service coverage ratio of 1.25.

Working capital funded facilities including overdraft, bill discounting and loan against trust receipts facility carry an interest equal to U.S. Dollar LIBOR for the applicable interest period, plus a margin of 3.50% per annum, and the bank overdraft carries an interest rate of LIBOR plus 3.5% subject to a floor level of 5%.

Other debt information

The maturities schedule presented below has been adjusted for the amendment to the facility agreement. Scheduled principal payments of long-term debt for years subsequent to June 30, 2018 are as follows (in thousands):

2018	8,184
2019	18,989
2020	17,557
2021	11,861
2022	17,739
Thereafter	112,928
$187,258

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10. Fair value accounting

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2018 and December 31, 2017 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

Description	Level	Successor June 30, 2018	Predecessor December 31, 2017
Liabilities:
Convertible option	3	480	-
Contingent consideration	3	16,203	-

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, loans and borrowings and an embedded derivative. Other than the embedded derivative, the fair value of the Company’s financial instruments approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

The contingent consideration consists of the equity earn-outs included in the NPS stock purchase agreement that enables the sellers to receive additional consideration after the closing of the Business Combination. Refer to Note 4, Business combination, for further discussion. Contingent consideration obligations are measured at fair value and are based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. Significant increases (decreases) in these unobservable inputs in isolation would result in a significantly lower (higher) fair value measurement. The valuation of contingent consideration uses assumptions and estimates to forecast a range of outcomes and probabilities for the contingent consideration. The first and second equity earn-outs are tied to 2018 EBITDA performance measures and are quantified based on expected 2018 EBITDA targets being met. The equity earn-outs were valued using a Monte Carlo simulation in a risk-neutral framework using Geometric Brownian Motion and have an undiscounted range of outcomes between $0 and $33.4 million. The simulation was calibrated to management’s forecasts. The assumptions in the analysis include the projected 2018 NESR EBITDA, volatility of the 2018 NESR EBITDA projection, NESR stock price, volatility of NESR stock price, correlation between 2018 NESR EBITDA and NESR stock price, NESR’s weighted average cost of capital and prevailing interest rates. The model used the following assumptions:

	At June 6, 2018	For the period ended June 30, 2018
Stock price	$10.185	$10.35
Volatility	36.67% – 46.88%	36.61% - 46.45%
Correlation	0.5	0.5
Weighted average cost of capital	16.5%	16.5%
Interest rates	1.96% – 2.14%	1.92% - 2.10%

The Company will assess the assumptions and estimates on a quarterly basis as additional data impacting the assumptions is obtained. Any changes in the fair value of contingent consideration related to updated assumptions and estimates will be recognized within selling, general and administrative expenses in the consolidated statements of operations during the period in which the change occurs.

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11. Employee benefits

Benefit plans

The Company provides defined benefit plan of severance pay to the eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the condensed consolidated statement of operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits. The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the condensed consolidated statement of operations as incurred.

The components of the net periodic benefit cost were as follows (in thousands):

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	Period from June 7 to June 30, 2018	Period from April 1 to June 6	Period from January 1 to June 6	Period from April 1 to June 30	Period from January 1 to June 30
Service cost	$189	$347	$866	$491	$982
Interest cost	30	67	168	101	202
Gain or loss component	(11)	188	375	203	406
Total net periodic benefit cost	$208	$602	$1,409	$795	$1,590

Employer contributions

The Company made contributions of $0.2 million to its benefit plans for the period of June 7 to June 30, 2018 (Successor). The Predecessor made contributions of $0.1 million and $0.7 million to its benefit plans for the periods of April 1, 2018 to June 6, 2018 and January 1, 2018 to June 6, 2018, respectively. The Predecessor made contributions of $0.7 million and $0.9 million to its benefit plans for the periods of April 1, 2017 to June 30, 2017 and January 1, 2017 to June 30, 2017, respectively. The scheme of the Company is unfunded.

12. Share-based compensation

On May 18, 2018, the NESR shareholders approved the NESR 2018 Long Term Incentive Plan (the “LTIP”), effective upon the closing of the Business Combination. A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. The board of directors approved the LTIP on February 9, 2018, including the performance criteria upon which performance goals may be based.

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use share-based awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

As of June 30, 2018, no awards have been granted under the 2018 LTIP. Accordingly, the Company has not recorded any share-based compensation expense.

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13. Commitments and contingencies

Capital expenditure commitments

The Company was committed to incur capital expenditure of $25.1 million at June 30, 2018. These commitments are expected to be settled during 2018 and 2019.

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at June 30, 2018, are payable as follows (in thousands):

Remainder of 2018	4,189
2019	4,383
2020	2,775
2021	2,051
2022	1,593
2023	1,524
Thereafter	1,525
Total	$18,040

The Company recorded rental expense of $6.3 million during the Successor Period in the consolidated statement of operations. During the predecessor periods, the Company recorded rental expense of $9.2 million, $19.5 million, $7.7 million and $13.9 million during the 2018 Predecessor Quarter, the 2018 Predecessor Period, the 2017 Predecessor Quarter and the 2017 Predecessor Period, respectively, in the consolidated statement of operations.

Other commitments

The Company has outstanding letters of credit amounting to $7.4 million as at June 30, 2018.

As of June 30, 2018 and December 31, 2017, the Company had a liability of $6.7 million and $4.5 million, respectively, on the condensed consolidated balance sheet included in the line item “Other liabilities” reflecting various tax liabilities associated with the 2014 acquisition of NPS Bahrain.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, which totaled $41.8 million and $37.8 million as of June 30, 2018 and December 31, 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our condensed consolidated interim financial statements.

Registration rights

The Company is a party to various registration rights agreements with holders of its securities. These registration rights agreements provide certain holders with demand and “piggyback” registration rights, and holders have other rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights are subject to various limitations. The Company generally bears the expenses incurred in connection with the filing of any such registration statements. On July 16, 2018, the Company filed a registration statement on Form F-3 pursuant to the registration rights agreements.

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Litigation

The Company is involved in certain legal cases in the normal course of business, the outcome of which is currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company management believes that presently provision against these potential claims is not required as the ultimate outcome of these disputes would not have a material impact on the Company financial position.

14. Equity

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of the date of this Report, there were 85,562,769 ordinary shares outstanding, 22,921,700 public warrants and 12,618,680 private warrants. Each warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the Business Combination). The warrants must be exercised for whole ordinary shares. No public warrants are exercisable for cash unless there is an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

The private warrants are identical to the public warrants except that such warrants are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable so long as they are still held by the initial purchasers or their affiliates. The warrants expire on June 6, 2023 (five years after the completion of the Business Combination).

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2018, there were no preferred shares currently issued or outstanding.

At the Closing Date, there were 11,730,425 ordinary shares outstanding that were not subject to possible redemption and 16,921,700 ordinary shares that were subject to possible redemption as a result of the Business Combination that were recorded outside of permanent equity as a liability on NESR’s condensed consolidated balance sheet. On the Closing Date, the 16,921,700 ordinary shares were reclassed to permanent equity at the fair value of $165.2 million (redemption value of $10.11 per share less $0.35 underwriting fee per share or $9.76 per share). Of the ordinary shares reclassed, 1,916,511 ordinary shares were redeemed for $19.4 million ($10.11 per share). In connection with the completion of the Business Combination, $3.7 million in NESR ordinary shares (307,465) was issued for underwriting fees.

As discussed in Note 4, Business combination, pursuant to the NPS stock purchase agreement dated November 12, 2017, Hana Investments exchanged its portion of the acquired NPS shares, totaling 83,660,878 shares, for 13,340,448 NESR ordinary shares, including accrued interest, at the time that NESR completed the Business Combination. At closing of the Business Combination, NESR purchased the remaining outstanding NPS shares with $292.8 million in cash and 11,318,828 NESR ordinary shares, subject to certain adjustments. Also, on the Closing Date, the Company paid interest totaling $4.7 million in stock (418,001 ordinary shares) to Hana Investments.

As discussed in Note 9, Debt, on June 5, 2018, in connection with the Business Combination, NESR entered into the Hana Loan with Hana Investments pursuant to which NESR borrowed $50.0 million on an unsecured basis. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, which resulted in the issuance of 53,362 shares at closing of the Business Combination.

In connection with the Business Combination, on June 5, 2018, the Company entered into a Relationship Agreement with Hana Investments (the “Olayan Relationship Agreement”), to set out certain rights to which Hana Investments will be entitled as a shareholder of the Company and certain obligations of the Company and NESR Holdings. The Company reimbursed Hana Investments for transaction fees and expenses in the amount of $2.1 million through the issuance of NESR ordinary shares at a conversion rate of $11.244 per share (213,447 ordinary shares) at closing of the Business Combination.

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On June 6, 2018, NESR acquired 88% of the outstanding shares of GES from certain owners of GES in exchange for the issuance of 25,309,848 NESR ordinary shares, and NESR Holdings acquired the remaining 12% of the outstanding shares of GES for a total cash purchase price of $29.3 million as discussed in Note 4, Business combination. NESR Holdings organized financing of the acquisition through certain loan contracts and assigned the GES shares which it acquired to NESR, and NESR assumed the obligation to satisfy the loan contracts. NESR elected to issue NESR ordinary shares to satisfy the loan contracts and issued a total of 3,036,381 NESR ordinary shares in settlement of the loan contracts and accrued interest.

In connection with the Business Combination, on April 27, 2018, the Company entered into the Forward Purchase Agreement with the Backstop Investor, as discussed in Note 4, Business combinations. On the Closing Date, the Company drew down $48,293,763 under the primary placement of the Forward Purchase Agreement, and issued 4,829,375 ordinary shares to the Backstop Investor.

Predecessor convertible shares

As part of NPS’s acquisition of NPS Bahrain in 2014, NPS issued a total of 37,000,000 convertible shares to two of NPS Bahrain’s shareholders, Mr. Abdulaziz Mubarak Al-Dolaimi and Mr. Fahad Abdulla Bindekhayel (selling shareholders). These shares were issued to provide security against certain tax and related indemnities given by the selling shareholders at the time of acquisition of NPS Bahrain. The convertible shares had the same rights and ranked pari passu with the NPS common shares, including the right to participate in any dividend declared for ordinary shares and valued at $1 per share.

Under the terms of the convertible shares, in the event any indemnity claims were settled by the selling shareholders by providing cash to NPS, an equivalent amount of convertible shares would be converted into NPS common shares. However, in the event the indemnity claims were not settled by the selling shareholders, an equivalent amount of convertible shares would be cancelled by NPS. These convertible shares are equity classified because the conversion to equity shares or the cancellation of the same is at the option of NPS. At the end of the June 2019, unless all indemnity claims were settled to the satisfaction of NPS, half of the convertible shares were to convert into NPS common shares and the balance on extinguishment of contingencies. The convertible shares were cancelled at closing of the Business Combination.

15. Income (Loss) per share

Predecessor

Basic income per common share was computed using the two-class method by dividing basic net income attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted income per common share was computed using the two-class method by dividing diluted net income attributable to common shareholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding contracts to issue common shares as if they were exercised or converted.

The following table sets forth the calculation of basic and diluted earnings per common share for the periods presented:

	2018		2017
	Period from April 1 to June 6	Period from January 1 to June 6	Period from April 1 to June 30	Period from January 1 to June 30
Weighted average basic common shares outstanding	348,524,566	348,524,566	342,250,000	342,250,000
Dilutive potential common shares	21,475,434	21,475,434	27,750,000	27,750,000
Weighted average dilutive common shares outstanding	370,000,000	370,000,000	370,000,000	370,000,000
Basic:
Net Income	1,283,000	6,736,000	7,416,000	10,258,000
Less: Earnings allocated to participating securities	(5,945)	192,183	(34,991)	(48,401)
Net income available to basic common shares	1,277,005	6,928,183	7,381,009	10,209,599
Basic earnings per common share	0.00	0.02	0.02	0.03
Diluted:
Net Income	1,283,000	6,736,000	7,416,000	10,258,000
Less: Earnings allocated to participating securities	(5,602)	181,077	(32,378)	(44,786)
Net income available to diluted common shares	1,277,398	6,917,077	7,383,622	10,213,214
Diluted earnings per common share	0.00	0.02	0.02	0.03

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Successor

The Company did not have any participating securities that would require adjustments to the numerator of earnings (loss) per share for the periods ended June 30, 2018.

The following table provides a reconciliation of the data used in the calculation of basic and diluted common shares outstanding for the period as tabulated below:

Basic

Transaction Detail	Change in Shares	Total Shares Outstanding
Beginning balance		11,730,425
Shares issued to Backstop Investor	4,829,375	16,559,800
Shares issued for IPO underwriting fees	307,465	16,867,265
Shares issued to NPS/GES	53,690,315	70,557,580
Reclassification of shares previously subject to redemption less redeemed shares	15,005,189	85,562,769
Ending balance		85,562,769

	Basic
Net income (loss) available to common (basic)	(3,965,000)

Weighted average number of shares	85,562,769

Net loss per share (basic)	(0.05)

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Dilutive

Net income (loss) available to common (diluted)	(3,965,000)
Weighted average units outstanding	85,562,769
Dilutive common shares	-
Weighted average dilutive units outstanding	85,562,769

Net loss per share (diluted)	(0.05)

16. Income taxes

NESR is a holding company incorporated in the British Virgin Islands which imposes a zero percent statutory corporate income tax rate. The Subsidiaries operate in multiple tax jurisdictions throughout the MENA and APAC regions. NPS is based in the Emirate of Dubai in the UAE where no federal taxation exists and operates in 12 countries, where statutory tax rates generally vary from 0% to 35%. GES is based in the Sultanate of Oman, which has a 15% statutory corporate income tax rate, and also operates in the Kingdom of Saudi Arabia, Algeria, Kuwait and Yemen.

Provision for income taxes is based on the tax laws and rates applicable in the jurisdictions in which we operate and earn income. For the Successor Period, the Company’s estimated effective tax rate was 20.6% based on estimated annual income from continuing operations before income taxes. For the 2018 Predecessor Quarter, the 2018 Predecessor Period, 2017 Predecessor Quarter and the 2017 Predecessor Period, the Company’s effective tax rates were 51.4%, 25.8%, 12.3%, and 16.0%, respectively. The tax rate for the 2018 Predecessor Period was higher at 51.4% as compared to the earlier Predecessor periods because of additional losses incurred with no related tax benefits.

For the period ended June 30, 2018, the Company has not recorded deferred tax amounts related to the Business Combination purchase price allocation adjustments because the Company is in the process of allocating the value of its intangible assets to the various entities. Accordingly, the deferred tax impact, if any, related to the Business Combination purchase price allocation adjustments will be included in the financial statements for the period ending September 30, 2018.

17. Related party transactions

Related party advances

During the period from January 23, 2017 (inception of NESR prior to the Business Combination) through May 17, 2017, NESR Holdings advanced the Company an aggregate of $0.2 million for costs associated with NESR’s initial public offering and for working capital purposes. The advances are non-interest bearing, unsecured and due on demand. The Company has repaid $0.2 million of such advances. Advances amounting to $0 and $1.0 thousand were outstanding as of June 30, 2018 and December 31, 2017, respectively.

During the Successor Period, Tom Wood, a founder of the Company, a shareholder in NESR Holdings and a member of the Company’s board of directors, advanced the Company $0.4 million. The advance is non-interest bearing, unsecured and due on demand. Advances amounting to $0.4 million were outstanding as of June 30, 2018.

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Mubadarah Investments LLC

GES leases office space in a building it owns to Mubadarah Investment LLC (“Mubadarah”) along with other Mubadarah group entities. GES charges rental income to these group entities for the occupation of office space, based on usage. Rental income charged by GES to Mubadarah group entities amounted to $14.0 thousand in the Successor Period ended June 30, 2018. The outstanding balance of payables to Mubadarah was $5.1 million at June 30, 2018. Mubadarah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubadarah, own 22% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is 99% owned by Tasneea Oil & Gas Technology LLC (“Tasneea”), which is 80% owned by Mubadarah and 20% owned by GES, and 1% owned by Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.3 million in the Successor Period ended June 30, 2018, in relation to these services.

Esnaad Solutions LLC (“Esnaad”)

Esnaad is 99% owned by Mubadarah and is a supply chain company involved in the sourcing and procurement of products for the oil and gas industry. Esnaad has charged GES amounts of $33.0 thousand in the Successor Period ended June 30, 2018, against the purchase of chemicals, drilling fluids, materials and supplies.

Key management and founders

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR shares as part of the Business Combination. GES has made advances to these former members of GES management prior to the Business Combination. The cumulative advances outstanding as at June 30, 2018 were $4.8 million.

18. Reportable segments

Operating segments are components of an enterprise where separate financial information is available that are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling & Evaluation Services. Management evaluates the operating results of its reportable segments primarily based on revenue and segment EBITDA. The Company defines EBITDA as net income adjusted for interest expense, depreciation and amortization, and income tax benefit or expense. Segment EBITDA does not include general corporate expenses as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include but not limited to the following types of service offerings: coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

Drilling and Evaluation Services generates its revenue from offering the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

The Company’s operations and activities are located within certain geographies, primarily the Middle East and North Africa (MENA) region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

For the period ended June 30, 2018, the Company has not allocated the goodwill to the reporting units and segments because it is in the process of finalizing the allocation. Accordingly, it will be included in the financial statements for the period ending September 30, 2018.

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In accordance with FASB ASC 280 – Segment Reporting, information on revenues and long-lived assets of the operations of the Company are disclosed below (in thousands):

Revenue from operations

Reportable Segment	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	June 7, 2018 to June 30, 2018	April 1 to June 6	January 1 to June 6	April 1 to June 30	January 1 to June 30
Production services	$28,602	$48,032	$112,295	$58,545	$105,329
Drilling and evaluation services	16,384	12,153	24,732	10,044	17,999
Total	$44,986	$60,185	$137,027	$68,589	$123,328

Long-lived asset

Reportable Segment	Successor (NESR)	Predecessor (NPS)
	June 30, 2018	December 31, 2017
Production services	$207,445	$180,289
Drilling and evaluation services	103,270	58,923
Unallocable assets	13,664	25,057
Total	$324,379	$264,269

EBITDA

Reportable Segment	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
Segment EBITDA	June 7, 2018 to June 30, 2018	April 1 to June 6	January 1 to June 6	April 1 to June 30	January 1 to June 30
Production Services	$8,770	$15,112	$36,836	$20,864	$37,211
Drilling and Evaluation Services	1,275	1,217	3,267	1,602	1,659
Unallocated Costs	(6,679)	(5,517)	(9,651)	(2,935)	(4,815)
Total	$3,366	$10,812	$30,452	$19,531	$34,055

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	June 7, 2018 to June 30	April 1 to June 6	January 1 to June 6	April 1 to June 30	January 1 to June 30

Net income	$(3,965)	$1,283	$6,736	$7,416	$10,258
Add:
Income taxes	(1,029)	1,359	2,342	1,043	1,954
Interest expense, net	1,900	1,265	4,090	1,700	3,273
Depreciation and amortization	6,460	6,905	17,284	9,372	18,570
Total EBITDA	$3,366	$10,812	$30,452	$19,531	$34,055

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Revenue by geographic area

Geography	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	June 7, 2018 To June 30, 2018	April 1 To June 6	January 1 To June 6	April 1 To June 30	January 1 To June 30
MENA	$44,573	$59,294	$134,479	$68,086	$121,397
Other countries	413	891	2,548	503	1,931
Total	$44,986	$60,185	$137,027	$68,589	$123,328

Long-lived assets by geographic area

Geography	Successor (NESR)	Predecessor (NPS)
	June 30, 2018	December 31, 2017
MENA	$315,285	$258,382
Other countries	9,094	5,887
Total	$324,379	$264,269

Significant clients

Revenues from three customers of the Company individually accounted for 39%, 17%, and 11%, respectively, of the Company’s consolidated revenues for the period in the Successor Period. Two customers of NPS individually accounted for 54% and 15%, respectively, in the 2018 Predecessor Second Quarter Period and 49% and 16%, respectively, in the 2018 Predecessor Period. Four customers of NPS individually accounted for 46%, 12%, 11%, respectively in the 2017 Predecessor Quarter and 11% and 44%, 15%, 11% and 11%, respectively, in the 2017 Predecessor Period.

19. Subsequent events

The Company evaluated subsequent events and transactions that occur after the balance sheet date up to the date that the consolidated financial statements are issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

$50.0 million term loan and APICORP bilateral term facility of $50.0 million

As discussed in Note 9, Debt, NPS entered into a $50.0 million term loan facility on February 4, 2018 with APICORP. The loan was repaid on July 3, 2018 with proceeds from a new bilateral term loan facility with APICORP.

The new term loan facility for $50.0 million was fully drawn by the Company on July 3, 2018. This facility was obtained from APICORP for a period of four years and is repayable in 16 equal quarterly installments of $3.1 million, commencing from September 3, 2018, with the last installment due on May 3, 2022. The NPS facility carries a stated interest rate of three months LIBOR plus the fixed interest of 2.75% per annum. The Company has provided a corporate guarantee for the NPS facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The NPS facility contains covenants which include, among others, certain financial ratios to be maintained at the NPS level, including a gearing ratio of 1.5:1. The gearing ratio is calculated as all of NPS’s debt divided by NPS’ total equity and debt.

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SABB bilateral term facility of $50.0 million

On July 9, 2018, the Company’s subsidiary National Petroleum Technology Company (“NPT KSA”) entered into a Bilateral Term Loan Facility (the “NPT KSA Facility”) for Saudi Riyals (“SAR”) 187.5 million ($50.0 million), of which SAR 92.5 million ($25.0 million) was drawn on July 9, 2018.

The NPT KSA Facility was obtained from Saudi Arabian British Bank (“SABB”) for a period of four years. The facility is repayable in 15 equal quarterly installments. For the drawn down amount of SAR 92.5 million ($25.0 million), quarterly installments of SAR 6.2 million ($1.7 million) are repayable commencing from September 9, 2018 with the last installment due on February 9, 2022.

The NPT KSA Facility carries a stated interest rate of three months Saudi Arabian Interbank Offered Rate (“SAIBOR”) plus the fixed interest of 2.75% per annum. SAIBOR is a daily reference rate, published by the Saudi Arabian Monetary Authority, based on the averaged interest rates at which Saudi banks offer to lend unsecured funds to other banks in the Saudi Riyal wholesale money market (or interbank market). Certain subsidiaries of NPS have provided a corporate guarantee of the facility.

Costs incurred to obtain financing are capitalized and amortized using the effective interest method and netted against the carrying amount of the related borrowing.

The NPT KSA Facility contains covenants which include, among others, certain financial ratios to be maintained at NPS KSA level, including a gearing ratio of 3:1. The gearing ratio is calculated as all NPT KSA’s debt divided by the NPT KSA’s total equity and debt.

Agreement to Sell and Transfer Shares between NPS Energy Holding W.L.L. and Saad Moosa Noor AL Junaibi and Fahoud Oilfield Services L.L.C.

NPS Energy Holding W.L.L. and Mr. Saad Moosa AL Junaibi and Fahoud Oilfield Services L.L.C. (“FOS”) entered into an agreement on July 16, 2018 to sell 51% of the shares in FOS, drilling rig and certain other equipment for $4.0 million.

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Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Report may include, without limitation, statements regarding the benefits resulting from our recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	The inability to maintain the listing of our ordinary shares and warrants on the NASDAQ Capital Market;

●	The ability to recognize the anticipated benefits of our recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, our ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably;

●	Costs related to the business combination transaction;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	The risk of legal complaints and proceedings and government investigations;

●	Our financial performance;

●	Success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	Current and future government regulations;

●	Developments relating to our competitors;

●	Changes in applicable laws or regulations;

●	The possibility that we may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and

●	Other risks and uncertainties, set forth in Part II, Item 1A — Risk Factors included in this Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Report in conjunction with the discussion under Part II, Item 1A — Risk Factors, our unaudited condensed consolidated interim financial statements and the related notes thereto included in this Report, and other documents which we may furnish from time to time with the SEC.

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Item 2. Operating and Financial Review.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included elsewhere in this Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in the Proxy Statement and the information under the headings “The Business Combination and Related Transactions,” “Description of Business,” “Risk Factors” and “NESR Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “NPS Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “GES Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Proxy Statement, as well as the information under the headings “Unaudited Pro Forma Condensed Combined Financial Information,” “NPS Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “GES Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2.01 of the Super 8-K. The following discussion and analysis contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We were formed in the British Virgin Islands on January 23, 2017 as a special purpose acquisition company. On May 17, 2017, we consummated our initial public offering of units, each consisting of one ordinary share and one warrant to purchase one-half of one ordinary share. On June 6, 2018, we consummated the Business Combination, acquiring all of the issued and outstanding shares and other equity interests of NPS and GES. In connection with the consummation of the Business Combination and other related transactions, we issued and agreed to issue an aggregate of 67,013,503 ordinary shares and paid consideration in cash totaling $319.0 million, and our public shareholders holding 1,916,511 ordinary shares elected to have such shares redeemed for an aggregate amount of $19.4 million.

We are a regional provider of products and services to the oil and gas industry in the Middle East and North Africa (“MENA”) and Asia Pacific (“APAC”) regions. We currently operate in 15 countries, with a strong presence in Saudi Arabia, Oman, Algeria, Qatar, UAE, and Iraq. We derive more than 95% of our revenue from Saudi Arabia, Oman, Algeria, Qatar, UAE and Iraq. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our products and services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling & evaluation services and equipment.

Description of the NPS and GES Transactions

On June 6, 2018, NESR acquired 100% of the outstanding NPS shares (the “NPS Transaction”) for total consideration amounting to $590.8 million, including $319.0 million in cash, $288.8 million in NESR ordinary shares and 16.2 million in estimated value of earn-outs. The earn-out mechanisms provide for the NPS selling stockholders to receive additional consideration after the closing of the Business Combination as follows:

(1)	up to 1,671,704 NESR ordinary shares if the 2018 EBITDA of NESR satisfies scheduled financial thresholds (the “First Equity Stock Earn-Out”), and

(2)	up to an additional 1,671,704 NESR ordinary shares if the 2018 EBITDA of NESR satisfies scheduled thresholds higher than the First Equity Stock Earn-Out financial thresholds.

NESR was also required to make additional payments for delays in receiving shareholder approval to complete the Business Combination amounting to $13.4 million, plus $5.2 million for reimbursement of NPS selling stockholders’ fees, costs and expenses related to the NPS Transaction.

On June 6, 2018, NESR also acquired 100% of the outstanding shares of GES, 88% of the outstanding shares were acquired directly from certain owners of GES and the remaining 12% were acquired from NESR Holdings Ltd. (“NESR Holdings”) for total consideration of $288.8 million, all in NESR ordinary shares, plus the assumption of certain convertible loan contracts that NESR Holdings entered into to partially finance the GES Transaction (collectively, the “GES Transaction”). Upon the closing of the Business Combination, NESR elected to convert the loan contracts, plus $1.1 million in accrued interest thereon, into NESR ordinary shares, which were accepted by the holders.

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Based on the preliminary purchase price allocation in connection with the Business Combination, the aggregate consideration was allocated to the assets and liabilities of the two acquired companies, now reflected in the Company’s consolidated balance sheet as of June 30, 2018. Significant allocations were made to amortizable intangible assets, as a result of which the Company expects to incur substantially higher amortization expenses than the two acquired companies have recorded historically.

For more information on the Business Combination and its accounting impact, see “Basis of Presentation of Financial Information—Business Combination Accounting and Presentation of Results of Operations” below and Note 4, Business combination, to the condensed consolidated interim financial statements included in Item 1 of this Report.

Factors Affecting Our Results of Operations

Cyclical Nature of Sector

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA, particularly the Middle East, and APAC regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price shocks as compared to oilfield services companies that operate in other regions, as discussed below.

Global E&P Trends and Oil Prices

Since the most recent downturn in oil prices, which commenced in 2014, many projects have been deferred by E&P companies, as they sought to reduce oilfield service costs in an attempt to lower their break-even points. Pricing concessions were granted by service providers in order to maintain their market share during these periods.

Global E&P spending increased by approximately 4% in 2017, which was preceded by two years of double-digit declines. As oil prices have recently started to rise, more projects are expected to become economically viable and it is expected that onshore spending will increase. Given the recent depletion of global oil inventories, we expect production to rise in order to meet current estimated demand. With diminishing oil reserves, we expect that increases in oil supply will be weighted towards replacing old wells and implementing new technologies.

Drilling Environments

Based on energy industry data (as of March 2018) offshore oil production currently provides an estimated 30% of all global oil supply. Although this is a significant portion, the bulk of oil production comes from onshore activity. We provide services to E&P companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions. Our strategy going forward is to further target offshore drilling in the MENA and APAC regions, although there is no guarantee that we will succeed in increasing the proportion of offshore activities relative to our onshore activities.

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Geographic Concentration; Middle Eastern Operations

95% of our revenue has historically come from the MENA region, and particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy. The countries in the Arabian Gulf account for around 23% of global oil production and given the low break-even price, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. Although the region still has low break-even levels, it is expected that more complex offshore rigs, with higher break-even prices, will be developed in the future and other new technologies will be required to meet customer expectations or drilling requirements. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Our exposure to geopolitical, political and economic instability is partially mitigated by the continued reliance of many MENA countries on the energy sector as the major source of national revenues. For example, according to energy industry data, during the recent industry downturn the MENA region saw less reduction in oil and gas activities than North America. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given the Middle East markets have among the lowest breakevens, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. We recognize revenues as services are rendered and collectability is reasonably assured. Our services are based on fixed or determinable price purchase orders or contracts with customers and do not include a right of return. Rates for services and equipment are typically priced on a per day, per man hour, per unit of measure or other similar basis.

Cost of services

Cost of services mainly include staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”)

SG&A expense includes mainly salary and employee benefits for non-production personnel (mainly management and administrative personnel), professional service fees (including expenses relating to the Business Combination), office rental and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense includes mainly amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

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Interest expense, net

Interest expense consists mainly of interest on outstanding debt, net of interest income.

Other income (expense), net

Other operating income (expenses) consists mainly of gain/loss on disposal of fixed assets, bank charges and foreign exchange transaction expenses.

Key Performance Indicators

We track two principal non-financial performance indicators that are important drivers of our results of operations: rig count and oil price. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers, and has historically been an important indicator of our financial performance and activity levels.

The following table shows rig count and average oil prices as of and for the periods indicated:

	June 30, 2018	June 30, 2017
Rig count (as of period end)
Middle East	392	397
Rest of World	1,760	1,644
Total	2,152	2,041
Crude Price (Brent, per barrel)(average price for the six month period)	$70.65	$51.68

Basis of Presentation of Financial Information

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to effect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain notes separate our presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor Period is from June 7, 2018 to June 30, 2018 (“2018 Successor Period”) and the Predecessor Periods are from April 1, 2018 to June 6, 2018 (“2018 Predecessor Second Quarter Period”), for the three months ended June 30, 2017 (“2017 Predecessor Second Quarter”), January 1, 2018 to June 6, 2018 (“2018 Predecessor Period”) and for the six months ended June 30, 2017 (“2017 Predecessor Period”).

Our statement of operations subsequent to the Business Combination includes depreciation and amortization expense on the NPS and GES property, plant, and equipment balances resulting from the fair value adjustments made under the new basis of accounting. Certain other items of income and expense, particularly depreciation and amortization were also impacted and NPS stand-alone results are presented as the predecessor. Therefore, our financial information prior to the Business Combination is not comparable to our financial information subsequent to the Business Combination.

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Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include coiled tubing, cementing, stimulation and pumping, nitrogen services, filtration services, completions, pipelines, laboratory services and artificial lift services. Our Production Services segment accounted for 64%, 80% and 85% of our revenues for the 2018 Successor Period, the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services segment accounted for 36%, 20% and 15% of our revenues for the 2018 Successor Period, the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter, respectively.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represents our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

2018 Successor Period and 2018 Predecessor Second Quarter Period Compared to 2017 Predecessor Second Quarter

The following table presents our consolidated income statement data for the periods indicated:

	June 7, 2018 through June 30, 2018		April 1, 2018 through June 6, 2018		Three Months ended June 30, 2017
Description	In thousand $	As % of Revenues	In thousand $	As % of Revenues	In thousand $	As % of Revenues
	Successor		Predecessor
Revenues	$44,986	100%	$60,185	100%	$68,589	100%
Cost of product and services	(37,055)	82%	(46,070)	77%	(50,418)	74%
Gross profit	7,931	18%	14,115	23%	18,171	26%
Selling, general and administrative expenses	(9,021)	20%	(10,469)	17%	(7,642)	11%
Amortization	(1,536)	3%	(10)	0%	(73)	0%
Operating income (loss)	(2,626)	6%	3,636	6%	10,456	15%
Interest expense, net	(1,900)	4%	(1,265)	2%	(1,700)	2%
Other (expense) income, net	(468)	1%	271	0%	(297)	0%
Income (loss) before income taxes	(4,994)	11%	2,642	4%	8,459	12%
Income taxes	1,029	2%	(1,359)	2%	(1,043)	2%
Net income (loss)	$(3,965)	9%	$1,283	2%	$7,416	11%

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Revenue. Revenue was $45.0 million for the 2018 Successor Period and $60.2 million for the 2018 Predecessor Second Quarter Period, or $105.2 million in total, compared to revenue of $68.6 million for the 2017 Predecessor Second Quarter. Excluding the revenues of GES in the 2018 Successor Period, revenues would have been $92.7 million.

The table below presents our revenue by segment for the periods indicated:

	June 7, 2018 through June 30, 2018		April 1, 2018 through June 6, 2018		Three Months ended June 30, 2017
	$ in thousands	% of Revenues	$ in thousands	% of Revenues	$ in thousands	% of Revenues
	Successor		Predecessor
Production services	$28,602	64%	$48,032	80%	$58,545	85%
Drilling and evaluation services	$16,384	36%	12,153	20%	10,044	15%
Total	$44,986	100%	$60,185	100%	$68,589	100%

Production Services revenue was $28.6 million for the 2018 Successor Period and $48.0 million for the 2018 Predecessor Second Quarter Period, or $76.6 million in total, an increase of $18.1 million from $58.5 million for the 2017 Predecessor Second Quarter. This increase was due primarily to higher coiled tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates.

Drilling and Evaluation Services revenue was $16.4 million for the 2018 Successor Period and $12.1 million for the 2018 Predecessor Second Quarter Period, or $28.5 million in total, an increase of $18.5 million from $10.0 million for the 2017 Predecessor Second Quarter. Apart from the impact of the GES acquisition, this increase was primarily driven by increased well testing in Saudi and Iraq, further enhanced by an increase in logging and well testing activity in Saudi.

Cost of product and services. Cost of services was $37.1 million and $46.1 million for the 2018 Successor Period and the 2018 Predecessor Second Quarter Period, respectively, compared to $50.4 million for the 2017 Predecessor Second Quarter. Cost of services in the 2018 Successor Period was driven mainly by the impact of the GES acquisition as well as higher customer activity levels in NPS. Cost of services as a percentage of total revenue in the 2018 Successor Period and the 2018 Predecessor Second Quarter Period was 82% and 77%, respectively, compared to 74% for the 2017 Predecessor Second Quarter. The increase in cost of services as a percentage of revenue was mainly due to the GES business combination whereby the revenue mix changed with a higher share of revenue from Drilling activity which has relatively lower margins. Cost of services included depreciation of $6.5 million, $6.9 million and $9.4 million for the 2018 Successor Period, the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter, respectively.

Gross profit. Gross Profit as a percentage of total revenue in the 2018 Successor Period and the 2018 Predecessor Second Quarter Period was 18% and 23%, respectively, compared to 26% for the 2017 Predecessor Second Quarter. The decrease in Gross Profit margins are largely due to the change in revenue mix as described above.

Selling, general and administrative expense. Selling, general and administrative (“SG&A”) expense was $9.0 million, $10.5 million and $7.6 million for the 2018 Successor Period, the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter, respectively. In addition, 2018 periods included higher personnel compensation costs driven by an increase in staff headcount to support higher activity levels. As a percentage of revenue, SG&A expense was 20% of revenue in 2018 Successor Period as compared to 17% in the 2018 Predecessor Second Quarter Period and 11% in the 2017 Predecessor Second Quarter. The significant increase in SG&A as a percentage of revenue in the 2018 Successor Period was largely the result of the transaction costs for the Business Combination.

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Amortization expense. Amortization expense was $1.5 million for the 2018 Successor Period and negligible for both the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter. The increase in the 2018 Successor Period amortization was driven mainly by recording the valuation of our acquired intangible assets resulting from the Business Combination.

Interest expense, net. Interest expense, net, was $1.9 million, $1.3 million and $1.7 million for the 2018 Successor Period, the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter, respectively.

Other (expense) income, net. Other (expense) income, net, was $(0.5) million and $0.3 million in the 2018 Successor Period and 2018 Predecessor Second Quarter Period, respectively. Other expense, net, was ($0.3) million in the 2017 Predecessor Second Quarter.

Net (loss) income. Net loss was $4.0 million for the 2018 Successor Period, resulting mainly from the incurrence of Business Combination-related expenses. Net income was $1.3 million and $7.4 million for the 2018 Predecessor Second Quarter Period and the 2017 Predecessor Second Quarter, respectively, due to the factors described above, including the incurrence of Business Combination related costs in the 2018 Predecessor Second Quarter Period.

2018 Successor Period and 2018 Predecessor Period compared to the 2017 Predecessor Period

The following table presents our consolidated income statement data for the periods indicated:

	June 7, 2018 through June 30, 2018		January 1, 2018 through June 6, 2018		Six Months ended June 30, 2017
Description	In thousand $	As % of Revenues	In thousand $	As % of Revenues	In thousand $	As % of Revenues
	Successor		Predecessor
Revenues	$44,986	100%	$137,027	100%	$123,328	100%
Cost of product and services	(37,055)	82%	(104,242)	76%	(92,171)	75%
Gross profit	7,931	18%	32,785	24%	31,157	25%
Selling, general and administrative expenses	(9,021)	20%	(19,969)	15%	(15,338)	12%
Amortization	(1,536)	3%	(10)	0%	(146)	0%
Operating income (loss)	(2,626)	6%	12,806	9%	15,673	13%
Interest expense, net	(1,900)	4%	(4,090)	3%	(3,273)	3%
Other (expense) income, net	(468)	1%	362	0%	(188)	0%
Income (loss) before income taxes	(4,994)	11%	9,078	7%	12,212	10%
Income taxes	1,029	2%	(2,342)	2%	(1,954)	2%
Net income (loss)	$(3,965)	9%	$6,736	5%	$10,258	8%

Revenue. Revenue was $45.0 million for the 2018 Successor Period and $137.0 million for the 2018 Predecessor Period, or $182.0 million in total, compared to revenue of $123.3 million for the 2017 Predecessor Period. Excluding the revenues of GES in the 2018 Successor Period, revenues would have been $169.6 million. The GES Transaction contributed to a revenue increase of $12.4 million. The table below presents our revenue by segment for the periods indicated:

	June 7, 2018 through June 30, 2018		January 1, 2018 through June 6, 2018		Six Months ended June 30, 2017
	$ in thousands	% of Revenues	$ in thousands	% of Revenues	$ in thousands	% of Revenues
	Successor		Predecessor
Production services	$28,602	64%	$112,295	82%	$105,329	85%
Drilling and evaluation Services	$16,384	36%	24,732	18%	17,999	15%
Total	$44,986	100%	$137,027	100%	$123,328	100%

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Production Services revenue was $28.6 million for the 2018 Successor Period and $112.3 million for the 2018 Predecessor Period, or $140.9 million in total, an increase of $35.6 million from $105.3 million for the 2017 Predecessor Period. Excluding the impact of the GES acquisition, the increase in revenue was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates. The GES acquisition contributed to a further revenue increase of $4.8 million.

Drilling and Evaluation Services revenue was $16.4 million for the 2018 Successor Period and $24.7 million for the 2018 Predecessor Period, or $41.1 million in total, an increase of $23.1 million from $18 million for the 2017 Predecessor Period. The increase was primarily driven by higher well testing activity in Saudi and Iraq. The GES acquisition contributed to a further revenue increase of $7.5 million.

Cost of product and services. Cost of services was $37.1 million, $104.2 million and $92.2 million for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Cost of services as a percentage of total revenue in the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period was 82%, 76% and 75%, respectively; the increase in trend due mainly to revenue mix as discussed above. Cost of services included depreciation of $6.5 million, $17.3 million and $18.6 million for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

Gross profit. Gross profit as a percentage of total revenue in the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period was 18%, 24% and 25%, respectively; the decrease in trend is described above.

Selling, general and administrative expense. Selling, general and administrative (“SG&A”) expense, which represents costs associated with managing and supporting our operations, was $9.0 million, $20.0 million and $15.3 million for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively. As a percentage of revenue, SG&A expense increased to 20% of revenue in 2018 Successor Period as compared to 15% for the 2018 Predecessor Period and 12% for the 2017 Predecessor Period, respectively largely as a result of Business Combination related expenses, as discussed above.

Amortization expense. Amortization expense was $1.5 million for the 2018 Successor Period and negligible for both the 2018 Predecessor Period and the 2017 Predecessor Period. Variances are due to the reasons discussed above.

Interest expense, net. Interest expense, net, was $1.9 million, $4.1 million and $3.3 million for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively. The relative increase in trend was attributable to both higher LIBOR rates and higher fixed interest charges on the Murabaha bank loan, in addition to incremental interest charges arising on the new bridge loan facility which was drawn down in early February 2018 and the Hana Loan which applies to the 2018 Successor Period to finance a portion of the consideration for the Business Combination.

Other (expense) income, net. Other (expense)/ income, net, was $(0.5) million, $0.4 million and $(0.2) for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively.

Net (loss) income. Net loss was $4.0 million for the 2018 Successor Period. Net income was $6.7 million and $10.3 million for the 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Reasons for the variances are discussed above.

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Supplemental Segment EBITDA Discussion

Our management uses segment EBITDA as its principal measure of segment operating performance.

Production Services EBITDA was $8.8 million, $36.8 million and $37.2 million for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Excluding the impact of the GES Transaction, the trend increase in segment EBITDA was due primarily to higher coil tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates. The GES acquisition contributed $0.4 million to segment EBITDA.

Drilling and Evaluation Services EBITDA was $1.3 million, $3.3 million and $1.7 million for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period, respectively. Excluding the impact of the GES Transaction, the trend increase in segment EBITDA was primarily driven by higher well testing activity in Saudi and Iraq. The GES acquisition contributed $2.4 million to segment EBITDA.

Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility in order to fund the requirements of our business. We had cash and cash equivalents amounting to $36.9 million as of June 30, 2018 (Successor) and $27.5 million as of December 31, 2017 (Predecessor). Our outstanding long-term debt amounted to $170.9 million as of June 30, 2018 (Successor) and $147.0 million as of December 31, 2017 (Predecessor). We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the 2018 Successor Period, the 2018 Predecessor Period and the 2017 Predecessor Period:

(in thousands)	June 7, 2018 through June 30, 2018	January 1, 2018 through June 6, 2018	Six Months Ended June 30, 2017
	Successor	Predecessor	Predecessor
Cash Provided by/(used in):
Operating Activities	14,324	20,826	24,257
Investing Activities	(52,235)	(10,959)	(20,744)
Financing Activities	74,766	(5,740)	(3,202)
Effect of exchange rate changes on cash	-	(16)	(26)
Net change in cash and cash equivalents	36,855	4,111	285

Operating Activities

Cash flows from operating activities, aggregating the 2018 Successor Period and the 2018 Predecessor Period, provided cash of $35.2 million compared to $24.3 million for the 2017 Predecessor Period. Cash flows from operating activities increased $10.9 million in the aforementioned period compared to the 2017 Predecessor Period, primarily due to movements in components of working capital, which largely comprised an increase in accounts payable and accrued liabilities partially offset by an increase in unbilled receivables.

Investing Activities

Cash flows used in investing activities, aggregating the 2018 Successor Period and the 2018 Predecessor Period, were $63.2 million compared to $20.7 million for the 2017 Predecessor Period. The increase in cash used in investing activities is primarily due to the effect of the Business Combination partially offset by reductions in capital expenditures in the aforementioned period as compared to capital expenditures in the 2017 Predecessor Period. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

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Financing Activities

Cash flows provided by financing activities, aggregating the 2018 Successor Period and the 2018 Predecessor Period, were $69.0 million compared to cash flows used by financing activities of $3.2 million in the 2017 Predecessor Period. Cash flows provided by financing activities for the aforementioned period were attributable principally to proceeds issuance of shares ($48.3 million), lines of credit and other debt of $96.1 million, partially offset by impacts from the business combination and dividends paid to shareholders in the 2018 Predecessor Period.

Credit Facilities

As of and after June 30, 2018, we had the following principal credit facilities and instruments outstanding or available:

●	Hana Loan: NESR entered into a $50.0 million unsecured loan with Hana Investments on June 5, 2018 (the “Hana Loan”). The Hana Loan matures on December 17, 2018 and can be prepaid at any time in cash or NESR ordinary shares at a conversion rate of $11.244 per share, at the election of the lender after NESR delivers five business days’ notice of its intent to repay the Hana Loan. The Hana Loan will accrue interest at the greater of (i) an amount equal to $4.0 million through the maturity date or prorated if the loan is prepaid and (ii) at a rate per annum equal to One Month ICE LIBOR, adjusted monthly on the first day of each calendar month, plus a margin of 2.25% payable on maturity or when prepaid. The loan was subject to an origination fee of $0.6 million payable in NESR ordinary shares at $11.244 per share, resulting in the issuance of 53,362 shares at closing of the Business Combination. In addition, Hana Investments has a right to convert the principal of the Hana Loan into NESR ordinary shares on or prior to maturity at a conversion rate of $11.244 per share. If as a result of exercising any conversion rights in the Hana Loan, Hana Investments’ total share ownership equals or exceeds 20% of the then-outstanding NESR shares, then the conversion of any amount into NESR ordinary shares will be contingent upon NESR receiving any required shareholder approval for such issuance of NESR ordinary shares under applicable NASDAQ rules.

●	Murabaha Credit Facilities: NPS entered into a syndicated Murabaha (an Islamic financing structure where a set fee is charged rather than interest) facility for $150.0 million (the “NPS Murabaha Credit Facility”), which was fully drawn, on November 26, 2014, with an original maturity date in 2020. The NPS Murabaha Credit Facility was amended in May 2017 to extend the maturity date to May 28, 2025. The facility is repayable in quarterly installments ranging from $1.1 million to $57.9 million commencing from August 1, 2019 with the last installment until, and on, the maturity date. The facility carries a stated interest rate of three months LIBOR plus a fixed profit margin of 3.25% per annum and was partially secured by a personal guarantee of one individual shareholder on a pro-rata basis with his shareholding percentage. Letters of awareness were executed by the corporate shareholders as credit support for the Amended NPS Murabaha Credit Facility. Effective upon closing of the Business Combination, NESR executed guarantees of the borrowings outstanding and additional borrowings under the facility, and NESR guaranteed the facility upon the consummation of the Business Combination. The facility contains customary events of default and covenants, which, among other things, require the maintenance of a total debt-to-total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of our assets or those of a significant subsidiary and limit the amount of our subsidiaries’ indebtedness. As of June 30, 2018, we were in compliance with all of the facility’s covenants.

●	NPS term facility: NPS entered into a $50.0 million term facility (the “NPS Term Loan”) on February 4, 2018 with Arab Petroleum Investors Corporation (“APICORP”). The loan was repayable by August 1, 2018. The facility carried a stated interest rate of one month LIBOR plus a fixed profit margin of 1.50% per annum or $0.9 million until August 1, 2018. This facility was repaid on July 3, 2018 with the proceeds from the Bilateral Term Facility described below.

●	Term loan from Ahli Bank: GES has a term loan of $4.4 million from Ahli Bank. This loan is repayable in nine quarterly installment starting seven months from the first drawdown until December 2019 and carries interest at the rate 3 months / 6 months LIBOR + 4% per annum. $3.3 million of this loan is outstanding at June 30, 2018. This term loan has covenants which include, among others, certain financial ratios to be maintained including maintaining a minimum debt service coverage ratio of 1.25.

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●	GES Term Loan: We are the guarantor of certain GES term loans with the National Bank of Oman, including a Tranche A, under which $29.6 million was outstanding at June 30, 2018 ($12.9 million of which short-term), and is repayable by equal quarterly installments through maturity in July 2020. In 2017, a $20.0 million Tranche B facility was obtained by GES, of which $4.5 million was outstanding at June 30, 2018 ($1.1 million of which short-term). Tranche B is repayable in equal quarterly installments starting 18 months from the first drawdown through maturity in June 2022. Tranche A and Tranche B are subject to interest at the rate of LIBOR plus a spread of 3.50% per annum. Tranche A and Tranche B contain customary covenants including, among others, certain financial ratios to be maintained by GES, including a minimum debt service coverage ratio.

●	Bilateral Term Facility: We entered into a bilateral term credit facility for $50.0 million on July 3, 2018 (the “Bilateral Term Facility”), which was fully drawn down at closing. As of July 3, 2018, we had borrowings under the credit facility of $50.0 million, $12.5 million of which was short-term. The facility is repayable in 16 equal quarterly installments commencing in September 2018 through maturity in May 2022. The facility bears interest at three month LIBOR plus a spread of 2.75% per annum and contains customary events of default and covenants, including a requirement that we maintain a gearing ratio of 1.5 to 1 (calculated as the ratio of our total debt and equity to our total debt).

●	SABB 187.5 Million SAR Term Loan Facility: We are the guarantor of a term loan facility entered into by a subsidiary of NPS with The Saudi British Bank for SAR 187.5 million ($50.0 million) (the “NPS SABB Facility”) on July 9, 2018. The facility carries a stated interest rate of Saudi Arabian Interbank Offered Rate plus 2.75% per annum and is repayable in 15 equal quarterly installments commencing in September 2018 and ending upon maturity in February 2022. As of August 13, 2018, we had drawn SAR 93.75 million ($25.0 million) under the facility. The facility contains certain customary covenants, which among other things, require the NPS subsidiary to maintain a certain total debt to total capitalization ratio.

Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and the available credit facilities, including at our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. If necessary, we may use short-term debt to fund cash needs in various countries in excess of the cash generated in those specific countries.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or a combination thereof, or may issue equity directly to the sellers. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees, which totaled $33.3 million and $28.4 million as of June 30, 2018 and as of December 31, 2017, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

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Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Over 70% of our revenue is attributable to five major oil company customers. Two of our largest customers, Saudi Aramco and Sonatrach, are owned by the governments of Saudi Arabia and Algeria, respectively. It is customary for Saudi Aramco to delay payments of a portion (10%) of receivables until all taxes due within the country are fully paid and settled.

Dividend Policy

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors. In addition, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with our indebtedness.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements have had, or are likely to have, a material effect on our consolidated financial statements.

As of June 30, 2018, we had no material off-balance sheet financing arrangements other than normal operating leases. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

Contractual Obligations

The information in the Proxy Statement under the sections titled “NPS Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” and “GES Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” is incorporated by reference herein.

The table below summarizes the payments due by fiscal year for our outstanding contractual obligations as of June 30, 2018. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Payments due by period
(in thousands)	Total	2018	2019	2020	2021	2022	Thereafter
Long-term debt (including current portion)	$187,258	$8,184	$18,989	$17,557	$11,861	$17,739	$112,928
Operating lease commitments	18,040	4,189	4,383	2,775	2,051	1,593	3,049
Total	$205,298	$12,373	$23,372	$20,332	$13,912	$19,332	$115,977

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Critical Accounting Policies and Estimates

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We believe that the following are the critical accounting estimates used in the preparation of our unaudited condensed consolidated interim financial statements. There are other items within our unaudited condensed consolidated interim financial statements that require estimation and judgment but they are not deemed critical as defined above. This discussion and analysis should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes included in this Report.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The goodwill relating to each reporting unit is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. We perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If we determine, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If we determine, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. Under the first step, goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting units is determined using a discounted cash flow approach.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, discount rates operating margins, weighted average costs of capital, market share and future market conditions, among others. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the carrying value of the reporting unit’s goodwill, the recorded carrying value of goodwill is written down to the implied fair value.

Intangible assets

Our intangible assets with finite lives consist of customer contracts, trademarks and trade names, and software acquired in connection with the Business Combination. The cost of intangible assets with finite lives is amortized over the estimated period of economic benefit, ranging from eight to 10 years. Asset lives are adjusted whenever there is a change in the estimated period of economic benefit. No residual value has been assigned to these intangible assets.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. We assess the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, we could be required to recognize impairment charges in the future. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.

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Revenue recognition

Our revenues are generated principally from providing services and the related equipment. Revenues are recognized when the services are rendered and collectability is reasonably assured. Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income. Services performed but not billed at the end of the reporting period are classified as unbilled revenues. The unbilled revenues for services performed are calculated based on the rates stated in the purchase orders or contracts with the customers. The unbilled revenues are typically billed within one to six months depending on the nature of customer contract.

Income taxes

Income tax expense represents the sum of current tax and deferred tax. Interest and penalties relating to income tax are also included in the income tax expense. Income tax is recognized in the statements of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profit for the period. Taxable profit differs from net profit as reported in the statements of operations because it is determined in accordance with the rules established by the applicable taxation authorities. It therefore excludes items of income or expense that are taxable or deductible in other periods as well as items that are never taxable or deductible. Our liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences except:

●	where the deferred tax liability arises on the initial recognition of goodwill;

●	where the deferred tax liability arises on the initial recognition of an asset or liability in a transaction that is not a Business Combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized except where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss. In respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

The computation of our income tax expense and liability involves the interpretation of applicable tax laws and regulations in many jurisdictions throughout the world. The resolution of tax positions taken by us, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for income taxes. In addition, we have carry-forward tax losses and tax credits in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. Management judgment is exercised in assessing whether this is the case and estimates are required to be made of the amount of future taxable profits that will be available.

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Item 3.	Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the UAE, KSA, OMR and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Libyan Dinar, Indian Rupee and Indonesian Rupiah. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable and other receivables and certain other assets (such as bank balances) as reflected in our consolidated balance sheet, with the maximum exposure equaling the carrying amount of these assets in the consolidated balance sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to national oil companies in the MENA and APAC regions.

Liquidity risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facility will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

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Item 4.	Internal Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

Material Weakness identified as of December 31, 2017

As of the year ended December 31, 2017, management identified a material weakness in our Predecessor’s internal controls over financial reporting related to deficiencies in the financial statement close processes. We are addressing the material weakness through hiring additional experienced professionals and evaluating our financial reporting process, including our policies and procedures.

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PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

We are not and have not been involved in any material legal proceedings, other than ordinary litigation incidental to our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we are not a party to any legal proceeding or investigation that, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or results of operations.

There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial shareholder of more than five percent of voting securities, is an adverse party or has a material interest adverse to the above-mentioned companies’ interest.

Item 1A.	Risk Factors.

Risks Relating to Our Business and Operations

Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of exploration, development, and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Crude oil prices have fluctuated significantly since 2014, with Brent Crude oil spot prices declining from a high of $112 per barrel in June 2014 to a low of $31 per barrel in February 2016, a level which has not been experienced since 2003. The substantial decline in oil and natural gas prices has led to a significant decrease in spending by oil and natural gas companies and further declines in oil and natural gas prices could lead to further cuts in spending. Although crude oil prices increased during 2017 and 2018 and remained relatively steady, market reports indicate prices are not expected to increase materially higher in the remainder of 2018. The prolonged reduction in oil and natural gas prices depressed levels of exploration, development, and production activity from 2014 through 2017 and year to date 2018, and prolonged further reductions could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. Should current market conditions deteriorate or any declines persist for an extended period of time, we may be required to record asset impairments, which could have a material adverse impact on our operating results. Even the perception of longer-term lower oil and natural gas prices by oil and natural gas companies can result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects.

Factors affecting the prices of oil and natural gas include:

●	the global and regional level of supply and demand for oil and natural gas including liquefied natural gas imports and exports;

●	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves, including environmental regulations;

●	weather conditions and natural disasters;

●	worldwide political, military, and economic conditions;

●	the ability or willingness of the OPEC to set and maintain oil production levels and quotas and member country compliance with quotas;

●	the level of oil and gas production by non-OPEC countries;

●	oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

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●	the cost of producing and delivering oil and natural gas;

●	technological advances affecting energy consumption; and

●	potential acceleration of the development of alternative fuels.

We operate in multiple countries across the Middle East, North Africa, and Asia. Therefore, our operations will be subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. We will be exposed to risks inherent in doing business in each of the countries in which we operate. Our operations will be subject to various risks unique to each country that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. With respect to any particular country, these risks may include but are not limited to:

●	civil unrest, acts of terrorism, force majeure, war, other armed conflict, and sanctions;

●	recent efforts toward modernization in the region could have unanticipated consequences to cause unrest or political change that could cause loss of contracts;

●	inflation;

●	currency fluctuations, devaluations, and conversion restrictions;

●	government actions that may result in expropriation and nationalization of assets in that country;

●	confiscatory taxation or other adverse tax policies;

●	actions that limit or disrupt markets or our operations, restrict payments, limit the movement of funds or result in the deprivation of contract rights;

●	actions that result in the inability to obtain or retain licenses required for operation; and

●	retaliatory actions that may be taken by one country against other countries in the region.

For example, due to the unsettled political conditions in many oil-producing countries, our operations, revenue, and profits will be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. These and other risks described above could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security worldwide, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, disrupt the supply of equipment required to operate in a country, result in labor shortages and generate greater political and economic instability in some of the geographic areas in which they operate. We operate throughout the Middle East and in parts of Asia, and North Africa that have significant risk of instability. Any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Physical dangers are inherent in our operations and may expose us to significant potential losses. Personnel and property may be harmed during the process of drilling for oil and natural gas.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. Such events may expose us to significant potential losses.

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We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically require that our customers indemnify us for claims arising from the injury or death of their employees (and those of their other contractors), the loss or damage of their equipment (and that of their other contractors), damage to the well or reservoir and pollution originating from the customer’s equipment or from the reservoir (including uncontained oil flow from a reservoir) and claims arising from catastrophic events, such as a well blowout, fire, explosion and from pollution below the surface. Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment (other than equipment lost in the hole) or pollution originating from our equipment above the surface of the earth or water.

Our indemnification arrangements may not protect us in every case. For example, from time to time we may enter into contracts with less favorable indemnities or perform work without a contract that protects us. Our indemnity arrangements may also be held to be overly broad in some courts and/or contrary to public policy in some jurisdictions, and to that extent unenforceable. Additionally, some jurisdictions which permit indemnification nonetheless limit its scope by statute. We may be subject to claims brought by third parties or government agencies with respect to which we are not indemnified. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses.

Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil commotion. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

We operate in multiple countries and earn revenue in different currencies and as such may be exposed to risks arising from fluctuating exchange rates and currency control restrictions, which may limit our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries or to repatriate assets from some countries.

A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we will be subject to significant risks, including:

●	foreign currency exchange risks resulting from changes in foreign currency exchange rates and the implementation of exchange controls; and

●	potential limitations that might be imposed on their ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in or new interpretations of tax laws and currency/repatriation controls could impact the determination of our income tax liabilities for a tax year.

We have operations in 15 countries. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for the year. Moreover, some local tax benefits that may be available to companies formed in the Gulf Cooperation Council (“GCC”) countries, which may have been available to our Subsidiaries, may not be afforded to them as a result of the Business Combination.

In June 2016, the GCC countries agreed to impose a value added tax (“VAT”) across member states. In February 2017, Saudi Arabia ratified the GCC VAT framework and committed to introduce VAT effective January 1, 2018. VAT will be introduced at a standard rate of 5% across the GCC. However, some of the goods and services may be exempted from the charge of VAT or taxed at a rate of zero percent. Detailed bookkeeping requirements have also yet to be made available, but the FAQs confirm the anticipated need for businesses to factor into their processes the timeliness and completeness of their financial and business records. This includes collecting invoices and accounting for the goods or services bought and sold, as well as the VAT paid and charged going forward.

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Lack of consolidation in a taxpaying jurisdiction prevents offsetting some losses against taxable profits.

NESR is a British Virgin Islands corporation in a non-taxation country. Therefore, for tax purposes, annual losses in one of our Subsidiaries cannot be offset against profits in another Subsidiary to reduce consolidated tax liabilities. Moreover, annual losses by entities controlled by our Subsidiaries may not be offset against taxable profits in another jurisdiction.

The owners of NESR ordinary shares are subject to tax risks due to the possibility of changes in tax rules and regulations in foreign countries.

The British Virgin Islands does not impose income taxes on British Virgin Islands companies for dividends received or subsidiary operating profits. The law could change to impose such taxes. In addition, our Subsidiaries operate in many countries that have different tax rates and systems which may change including jurisdictions that do not impose tax on corporations. U.S. shareholders must report on their tax returns all investments in foreign stocks, including ordinary shares.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Our business is directly affected by changes in capital expenditures by our customers and reductions in our customers’ capital spending could reduce demand for our services and products and have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. Most of our contracts can be cancelled or renegotiated by our customers at any time. Some of the items that may impact our customer’s capital spending include:

●	oil and natural gas prices, including volatility of oil and natural gas prices and expectations regarding future prices;

●	changes in government incentives and tax regimes;

●	the inability of our customers to access capital on economically favorable terms (including the anticipated capital markets transaction by Saudi Aramco);

●	the consolidation of our customers;

●	customer personnel changes; and

●	adverse developments in the business or operations of our customers, including write-downs of reserves and borrowing base reductions under customer credit facilities.

As a result of the decreases in commodity prices, many of our customers reduced capital spending in 2017 and may continue to reduce their capital spending budgets in 2018. The short-term tenor of most of our contracts and the extreme financial stress experienced by our customers have combined to generate demands by many of our customers for reductions in the prices of our products and services. With respect to national oil company customers, we are also subject to risk of policy, regime, currency and budgetary changes, all of which may affect our customers’ capital expenditures. Commodity prices are expected to remain range bound, with limited prospects for rising prices and continued risk of further reductions, which may result in further capital budget reductions in the future.

If our Subsidiaries are unable to comply with the restrictions and covenants in their debt agreements, they could default under the terms of such agreements, which could result in an acceleration of repayment.

If our Subsidiaries are unable to comply with the restrictions and covenants in their debt agreements, most of which are secured, they could default under the terms of these agreements. Our Subsidiaries’ ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond their control. As a result, we cannot assure that our Subsidiaries will be able to comply with these restrictions and covenants or meet such financial ratios and tests.

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If our Subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium (if any), and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing their indebtedness they could default under the terms of the agreements governing such indebtedness. In the event of such a default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our Subsidiaries’ debt agreements could terminate their commitments to lend, cease making further loans, seize collateral and institute foreclosure proceedings against their assets, and our Subsidiaries could be forced into bankruptcy or liquidation. If any of these events occur, the assets of our Subsidiaries might not be sufficient to repay in full all of their outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us or our Subsidiaries. Additionally, we may not be able to amend their debt agreements or obtain needed waivers on satisfactory terms.

To service our indebtedness, we may require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our Subsidiaries’ indebtedness and to fund planned capital expenditures depends in part on our ability to generate cash in the future. Our growth and capital expenditure plan require substantial capital, and any inability to obtain such capital could lead to a decline in our ability to sustain our current business, access new service markets or grow our business. Our ability to service our Subsidiaries’ indebtedness is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot provide assurance that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule, or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our Subsidiaries’ indebtedness or to fund their other liquidity needs. If we are unable to satisfy our Subsidiaries’ debt obligations, we may have to undertake alternative financing plans, such as:

●	refinancing or restructuring their debt;

●	selling assets;

●	reducing or delaying capital investments; or

●	seeking to raise additional capital.

For a period after the consummation of the Business Combination, collection of receivables from work performed may not be sufficient to fund working capital needs. We have arranged financing in anticipation of our projected cash requirements, but events beyond our control could cause cash collection to be less than projected and cause us not to meet our Subsidiaries’ debt obligations.

We cannot provide assurance that any additional refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Our inability to generate sufficient cash flows to satisfy the debt obligations, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

Material weaknesses have been identified in our Subsidiaries’ internal control over financial reporting.

In connection with the preparation of our Subsidiaries’ consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, management of NPS and GES separately identified material weaknesses in internal controls over their financial reporting that remain unremediated. Specifically, both have deficiencies in the financial statement close process. Furthermore, NPS and GES lacked the expertise with respect to the application of U.S. GAAP.

Our Subsidiaries were not required to perform an evaluation of internal control over financial reporting as of and for the years ended December 31, 2015, 2016 and 2017 in accordance with the provisions of the Sarbanes-Oxley Act. Had such an evaluation been performed, additional control deficiencies may have been identified by NPS and GES management, and those control deficiencies could have also represented one or more material weaknesses.

We have begun taking measures to remediate the underlying causes of the material weaknesses and intend to complete this remediation process as quickly as possible. However, we cannot at this time estimate when this remediation process will be complete. If we are unable to successfully remediate these material weaknesses, we could be unable to report financial results accurately on a timely basis. Any failure to timely provide required financial information could materially and adversely impact us, including the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline.

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The failure of our Subsidiaries to maintain accounting controls and safeguards adequate for public company reporting prior to the consummation of the Business Combination could result in the discovery of losses not reflected in their financial statements.

Our Subsidiaries did not maintain accounting policies and practices or internal controls over financial reporting commensurate with that of public companies in the United States. In addition, our Subsidiaries did not have a complement of personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States and U.S. GAAP. The development and implementation of the standards and controls necessary for our Subsidiaries to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected by us. Furthermore, any failure to implement required policies, practices and improved controls over our financial processes and reporting, or difficulties encountered in the implementation of such policies, practices or improved controls, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal accounting controls could also cause shareholders and potential investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Our borrowings under their various loan agreements and other financing arrangements expose us to interest rate risk and such arrangements also include restrictive covenants that may impact their ability to make distributions to us.

Our earnings are exposed to interest rate risk associated with approximately $300 million in borrowings under our various loan agreements and other financing arrangements as of June 30, 2018. Each of these arrangements requires the payment of floating interest rates based upon short-term interest rate indices. If interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition and results of operations. Furthermore, the terms of these financing arrangements, including the restrictive covenants therein, may restrict our ability to make distributions to us, which could materially adversely affect our liquidity and financial condition.

The geographic concentration of our customers exposes us to the risks of the regional economy and other regional adverse conditions. The credit risks of our concentrated customer base in the energy industry could result in losses. In addition, we depend on a small number of customers for a significant portion of our revenues. Therefore, the loss of these customers could result in a decline in our revenues and adversely affect our financial condition, results of operations or cash flows.

Our primary customers are in the Middle East and North Africa and all are in the energy industry. Among our customers are national oil companies (“NOCs”). Given the importance of national oil companies, which dominate the regions petroleum industry, our operations are more susceptible to regional economic, budgetary and political conditions than other, more geographically diversified competitors. Any changes in market conditions, unforeseen circumstances, or other events affecting the area in which our assets are located could have a material adverse effect on our business, operating result, and financial condition.

In addition, as of December 31, 2017, approximately 45% of NPS’ revenues came from one major customer in the region. Furthermore, during the years 2015, 2016 and 2017, a substantial portion of GES’s revenues came from one major customer. Given the terms of GES’s contracts with the major customer, there remains a risk that the major customer may terminate one or more of such contracts and/or not continue to engage us in the same manner, or to the same level, as has been the case historically. The loss of all or even a portion of the business from the major customer, the failure to extend or replace the contracts with the major customer, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations or cash flows.

Over 70% of our revenue is attributable to five major oil company or NOC customers. The loss of all or even a portion of the business from these key customers, the failure to extend or replace the contracts with these key customers, or the extension or replacement of such contracts on less favorable terms, as a result of competition or otherwise, could adversely affect our financial condition, results of operations, or cash flow.

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We are exposed to the credit risk of our customers and counterparties, and a general increase in the delay or nonpayment and nonperformance by our customers could have an adverse effect on our financial condition, results of operations, or cash flows.

We are subject to risks of loss resulting from non-payment or non-performance by our customers and other counterparties. For example, for NPS, day’s sales outstanding increased from 117 days in 2015 to 125 days in 2016. It decreased to 110 days as of December 31, 2017. Customers may also delay payments by imposing complex administrative processes, by disputing or rejecting invoices, or through other means. Any increase in the non-payment and non-performance by our customers could adversely affect our financial condition, results of operations, or cash flows. Additionally, equity values for many of our customers continue to be low. The combination of a reduction of cash flow resulting from lower commodity prices, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the liquidity of our customers and their ability to make payment or perform on their obligations to us. Furthermore, some of our customers may be leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us.

Actions of and disputes with any of our joint venture partners could have a material adverse effect on our business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any non-performance, default, or bankruptcy of our joint venture partners. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

If we are unable to keep pace with technology developments in the industry, this could adversely affect our ability to maintain or grow market share.

We intend to introduce and integrate new technologies and procedures used by large U.S. based oil field service companies. The oilfield service industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive technology and services can impact our ability to defend, maintain, or increase prices for our services, maintain market share, and negotiate acceptable contract terms with our customers. If we are unable to continue to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations, and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage.

Some of our products or services, and the processes they use to produce or provide products and services, constitute trade secrets and confidential know how. We may lose employees who have important trade secrets and who may not be prohibited in the relevant countries from using such trade secrets to compete. Our business may be adversely affected if any acquired patents are unenforceable, the claims allowed under their patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. In addition, our competitors may be able to independently develop technology that is similar to the technology used by us without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations, and cash flows.

We may be subject to litigation if another party claims that we have infringed upon such third party’s intellectual property rights.

The tools, techniques, methodologies, programs and components that we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract our management from running our core business. Royalty payments under licenses from third parties, if available, and developing non-infringing technologies would increase our costs. If a license were required and not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations, and cash flows.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to the importation and use of hazardous materials, radioactive materials, chemicals and explosives, and to environmental protection, including laws and regulations governing air emissions, hydraulic fracturing, water and other discharges and waste management. We expect to incur capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for “strict liability” for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liabilities for remediation of spills and releases of hazardous substances.

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Our operations use and generate hazardous substances and wastes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs, become the basis for new or increased liabilities, become subject to certain government-imposed penalties or have certain licenses revoked that could reduce our earnings and their cash available for operations.

We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations, and cash flows.

The technical complexities of our operations expose us to a wide range of significant health, safety and environmental risks. Our products and service offerings involve production-related activities, radioactive materials, chemicals, explosives, and other equipment and services that are deployed in challenging exploration, development, and production environments. An accident involving these services or equipment, or a failure of a product, could cause personal injury, loss of life, damage to or destruction of property, equipment or the environment, or suspension of operations. Our insurance may not protect us against liability for certain kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, we may not be able to maintain insurance for certain risks or at levels of risk coverage or policy limits that we deem adequate. Any damages caused by our services or products that are not covered by insurance or are in excess of policy limits or subject to substantial deductibles, could adversely affect our financial condition, results of operations, and cash flows.

Demand for our products and services could be reduced by existing and future legislation or regulations.

Environmental advocacy groups and regulatory agencies in the United States and other countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gasses and their potential role in climate change. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to conserve energy or promote the use of alternative energy sources, may significantly curtail demand and production of fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services. This may, in turn, adversely affect our financial condition, results of operations, and cash flows.

Some international, national, state and local governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. Hydraulic fracturing is a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids with proppants are pumped at high pressure and rate into the reservoir interval to be treated, causing cracks in the target formation. Future hydraulic fracturing-related legislation or regulations could limit or ban hydraulic fracturing, or lead to operational delays and increased costs, and therefore reduce demand for our pressure pumping services. If such additional international, national, state, or local legislation or regulations are enacted, it could adversely affect our financial condition, results of operations, and cash flows.

Some of our customers may require bids for contracts in the form of long-term, fixed pricing contracts that may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

Some of our customers, primarily NOCs, may require bids for contracts in the form of long-term, fixed pricing contracts that may require us to provide integrated project management services outside our normal discrete businesses to act as project managers as well as service providers, and may require us to assume additional risks associated with cost over-runs. These customers may provide us with inaccurate information in relation to their reserves, which is a subjective process that involves location and volume estimation that may result in cost over-runs, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues that may also result in cost over-runs, delays, and project losses.

Providing services on an integrated basis or long-term may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance, and potential claims for liquidated damages. We might rely on third-party subcontractors and equipment providers to assist them with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms or on terms consistent with the customer contract, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project and adversely affect our financial condition, results of operations, and cash flows.

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The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We depend on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

Although we expect all of our key personnel to remain with us, it is possible that we will lose some key personnel, the loss of which could negatively impact our business operations and profitability. Furthermore, while we have scrutinized certain individuals from our Subsidiaries and engaged them to stay with us following the Business Combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our growth potential and ability to operate could be materially and adversely affected if we cannot employ and retain technical personnel at a competitive cost.

Many of the products and services we provide and sell are complex and highly engineered and often must perform in harsh conditions. Our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. A significant increase in the wages paid by competing employers could result in increased competition for the skilled labor force we require, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structures could increase, our margins could decrease, and our growth potential, if any, could be impaired.

Our failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on our operations.

We are subject to complex U.S. and foreign laws and regulations, such as the U.S. Foreign Corrupt Practices Act and various other anti-bribery and anti-corruption laws. At this time, the U.K. Bribery Act has not been adopted to apply to British Virgin Islands companies, but does apply to any employees of us or our Subsidiaries that are U.K. citizens and any future subsidiaries formed in the U.K. We may also be subject to trade control regulations and trade sanctions laws that restrict the movement of certain goods to, and certain operations in, various countries or with certain persons. For example, in June 2017, Saudi Arabia, the United Arab Emirates, Bahrain, and Egypt imposed an embargo on Qatar. This diplomatic dispute creates uncertainty over the GCC as a whole. Thus, our ability to transfer people and products among certain countries will be subject to maintaining required licenses and complying with these laws and regulations. The internal controls, policies and procedures, and employee training and compliance programs we expect to implement to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or violating applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition and may result in fines and penalties, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our reputation and our business.

Recent regulatory enforcement and accountability mechanisms have steadily changed the financial landscape for companies organized in the British Virgin Islands. One major regulatory change comes from the implementation of a key anti-money laundering treaty with the United States, known as the Foreign Account Tax Compliance Act (“FATCA”). FATCA implementation began on June 30, 2014, and it requires foreign entities to identify and report specific information to the United States Internal Revenue Service (“IRS”) about U.S. taxpayers holding foreign accounts and assets.

Another key regulatory change began on September 1, 2017, with the British Virgin Islands’ full integration of the “Common Reporting Standard” (“CRS”) into its banking system. The CRS is specifically designed to fight against tax evasion and money laundering. Under the CRS system, banks in the CRS jurisdiction are required to determine where the individual is a “tax resident,” and if the individual is banking outside their country of residence, the banks may report information about the accounts to the national tax authority in the country where the account is held, who then may share that information with the individual’s country of residency.

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We and U.S. persons working for us are subject to sanctions regimes adopted by the United States and other jurisdictions.

We and U.S. persons working for us are subject to laws, reporting requirements or sanctions imposed by the United States or by other jurisdictions where we do business that may restrict or even prohibit us, U.S. persons, or certain of our affiliates from doing business in certain countries, or with designated companies in the oil and natural gas sector. Such restrictions may provide a competitive advantage to competitors formed in or operating from countries that may not impose comparable restrictions. The Middle East, Asia, and Africa are locations in which from time to time the United States, the United Nations or the European Union has imposed economic sanctions to restrict or impede contracting in identified sanctioned countries. The U.S. Commerce Department or State Department regulates the types of technologies that can be sold or used in some countries. We cannot predict what sanctions might be imposed against any country in which our Subsidiaries might operate or might receive contracts for performing services. Trade restrictions and sanctions could adversely impact our potential income, or our ability to pursue new undeveloped business objectives.

The United States government has implemented mechanisms to collect information on companies registered on the U.S. stock exchange related to business activities that might be sanctionable under the various U.S. sanctions programs if the foreign companies or its subsidiaries are U.S. companies. Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires annual or quarterly “219 Report” to the SEC by any company registered on a U.S. stock exchange to disclose as if the listed company were a U.S. entity, certain business activities relating to any country subject to U.S. sanctions, which in most cases includes the energy sector, even if the activity is not prohibited by U.S. sanctions by the foreign company. Such reporting of any future activities that might be engaged in by our Subsidiaries, even though not prohibited by the sanctions, could initiate an investigation by the U.S. government and require us to engage counsel to monitor or respond to such investigations. Generally, 219 Report disclosures include activities that constitute an investment in the energy sector of $5 million each, or in the aggregate of over $20 million in a 12-month period. A 219 Report also requires reporting of any transaction with a person or entity identified to the SDN List. The risk of an investigation or inadvertent action that relates to sanctioned activity could increase costs and have an adverse impact on financial conditions and results of operations.

Our operations in Middle Eastern countries will require us to incur additional costs in order to comply with U.S., U.K. and EU sanctions-related regulations.

The United States government, the UK government and the EU have established lists of corporations, and people in the case of the United States, with which engaging in business by a U.S. person is prohibited without a license and disclosure is required in a 219 Report. These lists in the United States are referred to as the List of Specially Designated Nationals (“SDN List”). There are no discernible qualifications or objective standards for determining when a person might be identified to an SDN List, other than the opinion of the Office of Foreign Assets Control that there is some cause or connection to believe that such foreign person may have been doing business with or for a sanctioned country or person already on the SDN List. There is no advance notice or due process for the listed person. If any person were to be identified to an SDN List, no U.S. persons can be involved in contracting or providing services to or with such listed person without a license. If a Target Company affiliate were to be performing a contract with a person that becomes named to the SDN List, the contract may have to be terminated and/or disclosed, which could result in additional costs or losses.

Although we cannot be assured that no person or company in the Middle East with which one of our Subsidiaries has done business will not be identified on an SDN List in the future, we have confirmed that none of our Subsidiaries, their key employees, key vendors, or any company with which they are currently conducting business are listed on the SDN List or similar lists in the EU and UK. If any customer, employee or vendor were to be listed on an SDN List in the future, we will need to incur costs to seek legal advice to determine whether any further business could be conducted with such person or whether all business relationships with such person must cease.

Litigation may adversely affect our business, financial condition, or results of operations.

Prior to the Business Combination, lawsuits have been filed against our Subsidiaries in the ordinary course of their business. No known material litigation claims remain outstanding against either Subsidiary.

However, the outcome of any such litigation in the future is inherently uncertain. An indemnity in favor of us has been included in the GES stock purchase agreement covering certain existing claims; however, such indemnity only applies to the extent that liabilities exceed $7 million. If future litigation claims are made, they may adversely affect our business, financial condition, or results of operations.

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Our Subsidiaries are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, our Subsidiaries become the subject of various claims, lawsuits, and administrative proceedings seeking damages or other remedies concerning their commercial operations, employees, and other matters. Our Subsidiaries maintain insurance to cover many of their potential losses, and they are subject to various self-insurance retentions and deductibles under their insurance policies. It is possible, however, that a judgment could be rendered against them in cases in which they could be uninsured and beyond the amounts that they currently have reserved or anticipate incurring for such matters. If we were to be sued under any of the agreements related to the Business Combination or if we were made a party to lawsuits to which our Subsidiaries are currently a party, we could be exposed to one or more judgments that are in excess of what our management may believe that it should pay and would not likely be covered by insurance.

We may be unable to maintain our GCC ownership status or obtain or renew permits necessary for their operations, which could inhibit their ability to do business.

In order to perform our operations, we are required to obtain and maintain a number of government permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. For example, we no longer are able to maintain our GCC ownership status. While this is a common scenario for foreign investors operating in the region, we will need to ensure that relevant foreign ownership restrictions and/or applicable licenses, permits, and approvals for the operation of foreign owned entities in the jurisdictions of the GCC are complied with. The GCC has made efforts to increase local content and in country value requirements. The loss of GCC ownership status may cause NOCs not to view us as a local content provider vis-à-vis other regional competitors. All the permits, licenses, approval limits, and standards require a significant amount of monitoring, record keeping, and reporting in order to demonstrate compliance with the underlying permit, license, approval limit or standard. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. A decision by a government agency to deny or delay the issuance of a new or existing material permit or other approval, or to revoke or substantially modify an existing permit or other approval, could adversely affect our ability to initiate or continue operations at the affected location or facility. Furthermore, it could adversely affect our financial condition, results of operations, and cash flows.

As mentioned, as a consequence of the Business Combination we have lost GCC ownership status. A restructuring will be required in order to continue operations in specific jurisdictions of the GCC, including Qatar and, depending on the activities to be undertaken, Bahrain. In Saudi Arabia, the relevant NPS subsidiaries will be required to seek recognition as 100% foreign owned entities.

We operate in a highly competitive industry, and many of our competitors are larger and have greater resources.

Several of our primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources. If these competitors substantially increase the resources they devote to developing and marketing competitive products and services, we may not be able to compete effectively. Similarly, consolidation among their competitors could enhance their product and service offerings and financial resources, further intensifying competition.

Cybersecurity risks and threats could adversely affect our business.

We rely heavily on information systems to conduct our business. There can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material impact on our systems when such incidents or attacks do occur. If our systems for protecting against cybersecurity risks are circumvented or breached, this could result in the loss of our intellectual property or other proprietary information, including customer data, and disruption of our business operations.

Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed and implemented to prevent or limit the effects of cyber incidents or attacks will be sufficient in preventing all such incidents or attacks, or avoiding a material impact to our systems when such incidents or attacks do occur. A cyber incident or attack, could result in the disclosure of confidential or proprietary customer information, theft or loss of intellectual property, damage to our reputation with our customers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. In addition, as cybersecurity threats continue to evolve, we may be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. We do not presently maintain insurance coverage to protect against cybersecurity risks. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks.

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We depend on our suppliers to provide services and equipment in a timely manner and any delays, interruptions or failures by suppliers could expose us to increased costs or inability to meet contractual obligations.

We rely on suppliers of equipment and spare parts as well as suppliers of technical labor to perform certain contractual obligations with our clients. Failure by suppliers to provide goods and services in a timely manner could lead to delays by us in fulfilling contractual obligations, the inability to fulfill such obligations, or additional costs in seeking replacement suppliers.

We have engaged in a large number of related party transactions, the termination of which may inhibit business.

We rely upon services and products supplied by related parties. If these relationships are discontinued, it could result in a disruption of certain potentially beneficial provisions and require time for replacement of suppliers.

We might require additional equity or debt financing to fund operations and/or future acquisitions.

We may need access to additional debt or equity capital to fund operations or to fund potential acquisitions. If additional capital is required, we may not be able to obtain debt and/or equity financing on terms favorable to us, or at all. The failure to obtain additional funding could result in a curtailment of our operations and future development, which in turn could adversely affect our business, results of operations, and financial condition.

If we do not effectively or efficiently integrate the operations of businesses or companies we acquire, including the integration of the operations of our Subsidiaries, our future growth will be limited.

We may not achieve expected returns and other benefits as a result of various factors, including integration and collaboration challenges. The success of any acquisition is subject to various risks, including:

●	the inability to integrate the operations of recently acquired assets;

●	the diversion of management’s attention from other business concerns;

●	the failure to realize expected volumes, revenues, profitability, or growth;

●	the failure to realize any expected synergies and cost savings;

●	the coordination of geographically disparate organizations, systems, and facilities;

●	the assumption of unknown liabilities;

●	the loss of customers or key employees; and

●	potential environmental or regulatory liabilities and title problems.

The assessment by our management of these risks is inexact and may not reveal or resolve all existing and potential risks. Realization of any of these risks could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Capital Structure

The market price of our ordinary shares and warrants may decline.

Fluctuations in the price of our ordinary shares and warrants could contribute to the loss of all or part of your investment. Trading in our ordinary shares and warrants has been limited. Even if an active market for our securities develops and continues, the trading price of our ordinary shares and warrants could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment and our ordinary shares and warrants may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our ordinary shares and warrants may not recover and may experience a further decline.

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Factors affecting the trading price of our ordinary shares and warrants may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or its markets in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of securities available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of our ordinary shares and warrants by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recession; interest rate, fuel price, and international currency fluctuations; and acts of war or terrorism.

Many of the factors listed above are beyond our control. In addition, broad market and industry factors may materially harm the market price of our ordinary shares and warrants irrespective of our operating performance. The stock market in general, including the NASDAQ, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of our ordinary shares and warrants, which currently trade on the NASDAQ Capital Market, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares and warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If we cannot meet the NASDAQ Capital Market listing requirements with respect to our ordinary shares and warrants, the NASDAQ may delist the ordinary shares and warrants.

Our ordinary shares and warrants are listed on the NASDAQ Capital Market. On July 13, 2018, we received notification from the NASDAQ that we were not in compliance due to our failure to satisfy the initial listing requirement that we have at least 300 “round lot” holders of our ordinary shares and 400 “round lot” holders of our warrants. On July 30, 2018, we notified the NASDAQ that we had come into compliance with respect to our ordinary shares. In addition, we are currently undertaking a program of actions to increase the number of round lot holders of our warrants so as to meet the applicable listing requirements. There can be no assurance, however, that our program to remain in compliance with the NASDAQ Capital Market listing requirements will be achieved. If we are unable to meet the NASDAQ Capital Market listing requirements and the NASDAQ delists our ordinary shares and warrants, we could face significant material adverse consequences, including, among others, a limited availability of market quotations for our ordinary shares and warrants and a reduced level of trading activity in the secondary trading market for those securities.

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If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our ordinary shares and warrants could decline.

The trading market for our ordinary shares and warrants relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade or provide negative outlook on our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our ordinary shares and warrants could decline. If one or more of these analysts cease coverage of our business or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are a holding company. Our sole material asset is our equity interest in our Subsidiaries and we are accordingly dependent upon distributions from them to pay taxes and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our equity interest in our Subsidiaries. We have no independent means of generating revenue. To the extent the Subsidiaries have available cash, we intend to cause them to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and the Subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Future sales of our ordinary shares could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional securities in subsequent public or private offerings. On July 13, 2018, 85,562,769 ordinary shares were outstanding and 35,540,380 warrants were outstanding. Our outstanding ordinary shares do not include ordinary shares issuable upon exercise of the warrants, which may be resold in the public market.

Downward pressure on the market price of our ordinary shares that likely will result from sales of our ordinary shares issued in connection with the exercise of the warrants could encourage short sales of our ordinary shares by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Such sales of ordinary shares could have a tendency to depress the price of the stock, which could increase the potential for short sales.

We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances and sales of shares of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Because we currently have no plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently do not expect to pay any cash dividends on our ordinary shares. Any future determination to pay cash dividends or other distributions on our ordinary shares will be at the discretion of the board of directors and will be dependent on our earnings, financial condition, operation results, capital requirements, and contractual, regulatory and other restrictions, including restrictions contained in the agreements governing any existing and future outstanding indebtedness we or our subsidiaries may incur, on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant.

As a result, you may not receive any return on an investment in our ordinary shares unless you sell the ordinary shares for a price greater than that which you paid for it.

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There is no guarantee that the public warrants will ever be in the money, and they may expire worthless.

The exercise price for our warrants is $5.75 per one-half of an ordinary share. Warrants must be exercised for whole ordinary shares. There is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

We may need to raise additional capital in the near future to repay one of our loan agreements. We may not be able to raise such additional capital on a timely basis or on favorable terms and any financing transactions we consummate may be dilutive to our existing stockholders.

In connection with the Business Combination, we entered into the Hana Loan with Hana Investments, pursuant to which we borrowed $50.0 million. The Hana Loan matures on December 17, 2018 and can be prepaid at any time in cash or NESR ordinary shares at a conversion rate of $11.244 per share, at the election of the lender. In addition, the lender has the right to convert the principal and interest of the Hana Loan into NESR ordinary shares on or prior to maturity at a conversion rate of $11.244 per share. However, if the lender elects to be repaid in cash, we will be required to raise additional capital in one or more transactions to make such payment. We may not be able to raise such additional capital on a timely basis or on favorable terms, which could have a material adverse effect on our financial condition, liquidity and business. And any such financing transactions may be substantially dilutive to our existing stockholders.

Other Risks Associated with Our Business

We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and we are not required to observe any restrictions in respect of our conduct save as disclosed in this Report or our amended and restated memorandum and articles of association.

An investment in our securities may result in uncertain U.S. federal income tax consequences.

An investment in our securities may result in uncertain U.S. federal income tax consequences. For example, the United States federal income tax consequences of a cashless exercise of warrants included in the units sold in our initial public offering is unclear under current law. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding or disposing of our securities.

A majority of our directors and officers live outside the United States and all of our assets are located outside the United States; therefore, investors may not be able to enforce federal securities laws or their other legal rights.

A majority of our directors and officers reside outside of the United States and all of our assets are located outside of the United States. Thus, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

We are a foreign private issuer under the Exchange Act and, as a result, are exempt from certain rules under the Exchange Act. The rules we are exempt from include the proxy rules that impose certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently, promptly or in as much detail as U.S. companies with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. Moreover, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares.

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We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these provisions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We may re-incorporate in another jurisdiction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States or the British Virgin Islands. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are formed under British Virgin Islands law.

We are a company formed under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

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The British Virgin Islands Courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and

●	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or controlling shareholders than they would as public shareholders of a U.S. company.

Our amended and restated memorandum and articles of association permit the board of directors by resolution to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our amended and restated memorandum and articles of association permits the board of directors by resolution to amend the memorandum and articles of association to designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. If issued, the rights, preferences, designations and limitations of the preferred shares would be set by the board of directors and could operate to the disadvantage of the outstanding ordinary shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers.

Recently enacted tax reform legislation in the U.S. could adversely affect our business and financial condition following a business combination.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, making significant changes to the Internal Revenue Code. Changes under the Tax Act include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings, a limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), a limitation of the deduction for net operating losses to 80% of current year taxable income and the elimination of net operating loss carrybacks, a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of orphan drugs). The overall impact of the Tax Act is uncertain. In addition, it is uncertain if and to what extent various states will conform to the Tax Act and what effect any legal challenges will have on the Tax Act, including litigation in the U.S. and international challenges brought by organizations such as the World Trade Organization. The impact of the Tax Act on holders of our securities is also uncertain. Investors should consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our securities.

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We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

Based on the current and anticipated value of our assets, including goodwill, and the composition of our income, assets and operations, we do not believe we will be classified as a “passive foreign investment company,” or PFIC, for the taxable year ending on December 31, 2017 due to the PFIC start-up exception rules. Namely, notwithstanding the fact that we had only passive income and assets in its 2017 taxable year, it does not expect to be classified as a PFIC during the 2018 and 2019 taxable years and therefore the PFIC start-up exception is expected to apply for 2017. However, the application of the PFIC rules and the start-up exception which should apply to 2017, is subject to uncertainty in several respects and furthermore we cannot assure you that the U.S. Internal Revenue Service, the IRS, will not take a contrary position. Furthermore, a separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Accordingly, notwithstanding the current expectation that we will not be classified as a PFIC, we cannot assure you that we were not a PFIC for our taxable year ending on December 31, 2017 and that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income (including interest income), or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. If we were to be ultimately classified as a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition of our ordinary shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal income tax return for the year for which reporting was due. Although we expect that because of the dispersion of our shares we will not become a controlled foreign corporation, no assurance can be made. Further, we cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

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Item 6.	Exhibits.

The following exhibits are furnished as part of, or incorporated by reference into, this Report on Form 6-K.

No.	Description of Exhibit

3.1	Memorandum and Articles of Association, as amended and restated (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 28, 2018).
10.1	Forward Purchase Agreement by and between National Energy Services Reunited Corp. and MEA Energy Investment 2 Ltd., dated April 27, 2018 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on April 30, 2018).
10.2	Loan Agreement, dated June 5, 2018, by and between National Energy Services Reunited Corp. and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.3	Shares Purchase Exchange Agreement, dated June 5, 2018, by and between National Energy Services Reunited Corp. and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.4	Relationship Agreement, dated June 5, 2018, by and between National Energy Services Reunited Corp. and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.5	Registration Rights Agreement, dated June 5, 2018, by and between National Energy Services Reunited Corp. and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.6	Relationship Agreement, dated as of June 6, 2018, by and between National Energy Services Reunited Corp and WAHA (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.7	Relationship Agreement, dated as of June 6, 2018, by and between National Energy Services Reunited Corp and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.8	Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and among National Energy Services Reunited Corp, NESR Holdings Ltd., and each of the other signatories thereto (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.9	National Energy Services Reunited Corp. 2018 Long Term Incentive Plan (incorporated herein by reference to Annex F to the Company’s Proxy Statement on Schedule 14A (File No. 001-38091) filed on May 8, 2018).
10.11	Letter Agreement by and between National Energy Services Reunited Corp. and each of the other signatories thereto, dated June 6, 2018 (incorporated herein by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.12	Offer Letter between National Energy Services Reunited Corp. and Melissa Cougle, dated June 12, 2018 (incorporated herein by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.13	Voting Agreement, dated June 6, 2018, by and between National Energy Services Reunited Corp., NESR Holdings LTD. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.14	Registration Rights Agreement dated June 6, 2018 by and between National Energy Services Reunited Corp. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.15	Lock-Up Agreement, dated June 6, 2018, by and between National Energy Services Reunited Corp. and SV3 Holdings PTE LTD (incorporated herein by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
10.16	Share Transfer Agreement, dated as of May 18, 2018, between Competrol Establishment and the Olayan Saudi Holding Company (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
10.17	Nominee Agreement, dated as of May 9, 2018, and effective January 16, 2018, between the Olayan Saudi Holding Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).
10.18	Addendum to the Nominee Agreement, dated June 8, 2018, between the Olayan Saudi Holding Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-3 (File No. 333-226194) filed on July 16, 2018).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-226194) FILED WITH THE SEC ON JULY 16, 2018.

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SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: August 20, 2018		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 20, 2018		/s/ Melissa Cougle
	Name:	Melissa Cougle
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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